                                               FILED PURSUANT TO RULE 424(b)(5)
                                                     REGISTRATION NO. 333-16479



PROSPECTUS SUPPLEMENT
------------------------------------
(TO PROSPECTUS DATED JANUARY 10, 1997)

                                                               [ PARKWAY LOGO ]

                            PARKWAY PROPERTIES, INC.

                            1,750,000 COMMON SHARES

     All of the shares of common stock, $0.001 par value per share (the "Common Shares"), of Parkway Properties, Inc. ("Parkway"), offered hereby (the "Offering") are being sold by Parkway. The Common Shares are listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "PKY." On January 15, 1997, the last reported sale price of the Common Shares on the NYSE was $27.125 per share.

      SEE "RISK FACTORS" COMMENCING ON PAGE S-5 FOR CERTAIN FACTORS AND CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.

                               ------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================================
                                                                  UNDERWRITING
                                                PRICE TO         DISCOUNTS AND     PROCEEDS TO
                                                 PUBLIC          COMMISSIONS(1)    PARKWAY(2)
------------------------------------------------------------------------------------------------
Per Share.................................       $27.00            $1.35             $25.65
------------------------------------------------------------------------------------------------
Total(3)..................................    $47,250,000        $2,362,500       $44,887,500
================================================================================================

(1) Parkway has agreed to indemnify PaineWebber Incorporated ("PaineWebber"), against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the Offering. See "Underwriting."

(2) Before deducting estimated expenses of approximately $150,000 payable by Parkway.

(3) Parkway has granted to PaineWebber an option for 30 days to purchase up to 262,500 additional Common Shares at the price to the public, solely to cover over-allotments. If such option is exercised in full, the total price to public, underwriting discounts and commissions and proceeds to Parkway will be $54,337,500, $2,716,875 and $51,620,625, respectively. See
    "Underwriting."

                               ------------------

     The Common Shares offered hereby are offered by PaineWebber, subject to prior sale, when, as and if delivered to and accepted by PaineWebber, and subject to its right to reject orders in whole or in part. It is expected that delivery of the Common Shares offered hereby will be made on or about January 22, 1997.
                               ------------------

                            PAINEWEBBER INCORPORATED

                               ------------------

          The date of this Prospectus Supplement is January 15, 1997.

     CERTAIN MATTERS DISCUSSED UNDER THE CAPTIONS "PROSPECTUS SUPPLEMENT SUMMARY," "RISK FACTORS," "THE COMPANY," "RECENT DEVELOPMENTS" AND "FEDERAL INCOME TAX CONSIDERATIONS," AND ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND THE INFORMATION INCORPORATED BY REFERENCE HEREIN AND THEREIN, INCLUDING WITHOUT LIMITATION, DEMOGRAPHIC PROJECTIONS, STRATEGIC INITIATIVES AND TAX CONSIDERATIONS, MAY CONSTITUTE FORWARD-LOOKING STATEMENTS FOR PURPOSES OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PARKWAY TO BE MATERIALLY DIFFERENT FROM FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF PARKWAY TO DIFFER MATERIALLY FROM PARKWAY'S EXPECTATIONS ARE DISCLOSED IN THIS PROSPECTUS SUPPLEMENT ("CAUTIONARY STATEMENTS"), INCLUDING, WITHOUT LIMITATION, THOSE STATEMENTS INCLUDED UNDER "RISK FACTORS" AND OTHERWISE HEREIN, AND ALL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO PARKWAY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS.

     IN CONNECTION WITH THIS OFFERING, PAINEWEBBER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated herein or therein by reference. Unless the context otherwise requires, all references in this Prospectus Supplement to "Parkway" shall mean Parkway Properties, Inc. and its subsidiaries on a consolidated basis and, as the context may require, their predecessors. The per share information set forth herein gives retroactive effect to a three-for-two stock split effected by Parkway on April 30, 1996. Information in this Prospectus Supplement assumes that PaineWebber's over-allotment option is not exercised. See "Underwriting."

                                  THE COMPANY

     Parkway is a self-administered real estate investment trust ("REIT") specializing in the acquisition, ownership, management and leasing of office properties in the Southeastern United States (primarily the states of Georgia, Mississippi, North Carolina, Tennessee and Virginia) and Texas. At January 15, 1997, Parkway owned or had an interest in 18 office properties located in nine states with an aggregate of approximately 2.15 million square feet of leasable space.

     Parkway's management team of office property specialists has proven capabilities in office property (i) acquisition, (ii) ownership, (iii) management, (iv) leasing and (v) development. Management believes that these capabilities should allow Parkway to continue to create office property value in all phases of the real estate cycle. Furthermore, management also believes it has a proven capability for acquiring other real estate companies at attractive prices.

     Since July 1995, Parkway has pursued a strategy of aggressively acquiring office properties. Parkway seeks to invest in markets characterized by positive employment and population growth with attractive real estate market dynamics and investment conditions. Parkway also seeks to invest in properties where management can add value through direct asset and property management, a "hands-on" operating strategy and Parkway's financial flexibility. Parkway generally targets for acquisition office buildings ranging in size from 50,000 to 300,000 square feet which are occupied by a major tenant or tenants, have current and projected occupancy levels in excess of 70% and provide adequate parking to accommodate full occupancy. Concurrently with its recent office property acquisitions, Parkway has strategically disposed of selected non-core assets which no longer fit into its investment strategy and has redeployed the proceeds from such dispositions into office property investments.

     Parkway's business objective is to maximize total return to stockholders over time through increases in dividend distributions and share price appreciation. Parkway has paid 41 consecutive quarterly cash distributions to its stockholders. On December 6, 1996, Parkway announced a 79% increase in its quarterly dividend from $0.14 per Common Share to $0.25 per Common Share. With this increase, Parkway anticipates that its dividend payout ratio will approximate 50% of its funds from operations ("FFO") for 1997. See "Recent Developments -- Funds From Operations." This conservative dividend payout ratio should allow Parkway to generate a significant amount of retained cash for use in the acquisition of office properties.

     Parkway and its predecessors have been public companies engaged in the real estate business since 1971. Parkway was incorporated under the laws of the State of Maryland on May 17, 1996 as a wholly-owned subsidiary of The Parkway Company, a Texas corporation. Parkway merged with The Parkway Company on August 2, 1996 (the "Merger") pursuant to the Agreement and Plan of Merger dated July 17, 1996 by and between Parkway and The Parkway Company. As a result of the Merger, Parkway succeeded to the business and operations of The Parkway Company. Additionally, on August 22, 1996 the Common Shares became listed on the NYSE under the symbol "PKY." Prior to this date, the Common Shares had been quoted on the NASDAQ National Market under the symbol "PKWY."

     Parkway's principal office is located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195. Its telephone number is (601) 948-4091.

                                  RISK FACTORS

     An investment in the Common Shares involves various risks, and prospective investors should carefully consider the matters discussed under "Risk Factors" commencing on page S-5 prior to any investment in Parkway.

                                  THE OFFERING

Common Shares Offered by
Parkway.........................   1,750,000 shares

Common Shares Outstanding after
the Offering....................   6,016,836 shares(1)(2)

Use of Proceeds.................   For general corporate purposes, including
                                   approximately $7.4 million to repay
                                   outstanding indebtedness, approximately $19.9 million to fund the purchase of the Proposed
                                   Acquisitions (as defined below) and the
                                   remainder to fund working capital
                                   requirements, including future acquisitions

NYSE Symbol.....................   "PKY"
---------------

(1) Based on the number of shares outstanding on January 15, 1997. Does not include 268,648 Common Shares reserved for issuance upon the exercise of outstanding options granted pursuant to Parkway's option plans. The number of Common Shares which are reserved for issuance under (i) Parkway's 1991 Directors Stock Option Plan is 89,250 and (ii) Parkway's 1994 Stock Option Plan is 179,398.

(2) Does not include Common Shares subject to issuance upon the exercise of PaineWebber's over-allotment option.

                                  RISK FACTORS

     An investment in the Common Shares involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus before making a decision to purchase Common Shares.

RISKS RELATING TO PARKWAY'S ABILITY TO MANAGE RAPID GROWTH

     Parkway has acquired 10 office properties with approximately 1.31 million square feet of leasable space since January 1, 1996 (the "Recent Acquisitions") and is in the process of acquiring additional properties. Although Parkway believes it has sufficient management depth to lead Parkway through this period of rapid asset growth, there can be no assurance that Parkway will be able to assimilate the Recent Acquisitions or any future acquisitions into its portfolio without certain operating disruptions and unanticipated costs. Furthermore, Parkway is evaluating many potential acquisitions and no assurance can be given that Parkway will acquire all properties it evaluates. The evaluation process involves costs which are non-recoverable. In addition, there can be no assurance that properties which are acquired will perform in accordance with expectations or that estimates for improvements to acquired properties to bring them up to standards established for the market position intended for that property are accurate.

TAX RISKS ASSOCIATED WITH REIT ELECTION

     Parkway intends to elect to qualify and is operating so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") commencing with its taxable year beginning January 1, 1997. Although management of Parkway believes that Parkway has been organized and will operate in such a manner, no assurance can be given that Parkway will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT depends upon Parkway meeting and continuing to meet the various highly technical and complex Code provisions and REIT qualification rules, which include (i) maintaining ownership of specified minimum levels of real estate related assets;
(ii) generating specified minimum levels of real estate related income; (iii) maintaining certain ownership restrictions on Parkway shares; (iv) having no positive earnings and profits account from years in which Parkway was not qualified as a REIT; and (v) distributing at least 95% of all real estate investment taxable income on an annual basis. There are only limited judicial and administrative interpretations of such rules. Furthermore, the determination of various factual matters and circumstances not entirely within Parkway's control may affect Parkway's ability to qualify as a REIT.

     If Parkway fails to qualify as a REIT, Parkway will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, Parkway will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of Parkway available for investment or distribution to stockholders because of the additional tax liability to Parkway for the year or years involved. In addition, distributions would no longer be required to be made. To the extent that distributions to stockholders had been made in anticipation of Parkway's qualifying as a REIT, Parkway might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax. See "Federal Income Tax Considerations -- Taxation of the Company" in the Prospectus attached hereto.

REAL ESTATE FINANCING RISKS

     No Limitation on Debt and Risk of Rising Interest Rates. Although Parkway intends to maintain what it believes to be conservative leverage (as of January 15, 1997 Parkway's ratio of debt to total market capitalization was approximately 38%), Parkway's Articles of Incorporation, as amended (the "Charter"), do not limit the amount of indebtedness that Parkway may incur. As of January 15, 1997, Parkway has outstanding consolidated indebtedness of approximately $70.2 million all of which is secured and approximately $62.8 million of which is fixed rate indebtedness. Furthermore, the Acquisition Facility and Working

Capital Facility (each as defined below) have variable interest rates which may rise if the level of interest rates in general increases, which would result in an increase in Parkway's interest cost and adversely affect Parkway's net income, FFO and ability to make expected distributions to its stockholders.

     Existing Debt Maturities and Refinancing Risks. Parkway is subject to the risks normally associated with debt financing, including the risk that Parkway's cash flow will be insufficient to meet required payments of principal and interest. Parkway has a $45 million secured revolving credit facility (the "Acquisition Facility") and a $10 million secured revolving credit facility (the "Working Capital Facility"), both of which bear interest at variable rates equal to LIBOR plus 2.35% (7.91% as of January 15, 1997). The Working Capital Facility matures on June 30, 1997 and the Acquisition Facility matures on June 30, 1998. As of the date of this Prospectus Supplement, there are no amounts outstanding under the Acquisition Facility and approximately $7.4 million is outstanding under the Working Capital Facility. Parkway intends to repay any amounts drawn on such credit facilities with cash flow from operations, funds obtained from the sale of securities, fixed rate financings secured by buildings purchased with the Acquisition Facility or the proceeds from the sale of non-core assets. There can be no assurance that securities market conditions will permit the sale of securities, that fixed rate financing will be available or available on acceptable terms, or that non-core assets will be sold to purchase office properties or repay debt, and in the event variable rate debt remains outstanding, any increase in interest rates could have a material adverse impact on Parkway's financial results. Accordingly, there is a risk that existing indebtedness will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

     Risks of Foreclosure. Nine of Parkway's office properties are security for non-recourse mortgage indebtedness totaling approximately $62.8 million as of January 15, 1997, one of Parkway's office properties is security for the Acquisition Facility and a building owned by a partnership in which Parkway is a 50% partner is security for mortgage indebtedness of $912,000. Parkway's non-recourse mortgage indebtedness has a weighted average remaining term of approximately 14 years and a weighted average interest rate of 8.01% per annum. In the event the operations of a property secured by such mortgage indebtedness are insufficient to make debt payments on the debt secured by such property or Parkway is unable to meet the required payments of principal and interest under the Acquisition Facility, the lender may foreclose upon the mortgage which secures its loan to Parkway and Parkway may lose title to such property.

REAL ESTATE INVESTMENT RISKS

     General Risks. Parkway's assets consist primarily of equity investments in office buildings and other types of real property. As a result, stockholders of Parkway are subject to the risks inherent in the ownership and management of real property owned by Parkway. These risks include, among others: adverse changes in general or local economic conditions; adverse changes in interest rates and in the availability of permanent mortgage financing which may render the acquisition, sale or refinancing of properties difficult or unattractive; existing laws, rules and regulations and judicial decisions regarding liability for a variety of potential problems related to real estate generally; adverse changes in real estate, zoning, environmental or land-use laws; increases in real property taxes and federal or local economic or rent controls; other governmental rules; increases in operating costs and the need for additional capital and tenant improvements; the cash demands of tenant improvements and leasing commission obligations; the supply of and demand for properties; possible insolvencies and other material defaults by tenants; overbuilding in certain markets; ability to obtain or maintain full occupancy of properties or to provide for adequate maintenance or insurance; the presence of hazardous waste materials; mechanics liens resulting from construction; property related claims and litigation; fiscal policies; and acts of God. Certain significant expenditures associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs and the cash demands of tenant improvements and leasing commission obligations) are generally not reduced when circumstances cause a reduction in rental revenues from the property. In addition, real estate values and yields from investments in properties may also be affected by such factors as conditions in financial markets, environmental conditions and compliance with laws. If large numbers of vacancies occur in Parkway's office properties, Parkway may be required to make significant expenditures for marketing, tenant improvements and leasing commissions in connection with attracting new tenants for such vacant space. Any of these factors may adversely affect Parkway's net income, FFO and ability to make expected distributions to stockholders.

     Dependence on Primary Markets. A substantial percentage (93% on a square footage basis) of Parkway's properties are located in the Southeastern United States (primarily the states of Georgia, Mississippi, North Carolina, Tennessee and Virginia) and Texas and such properties consist predominantly of office properties. As of January 15, 1997, Parkway's office portfolio breakdown on a square footage basis was 28% in Houston, Texas, 27% in Jackson, Mississippi, 12% in Atlanta, Georgia, 11% in Winston-Salem, North Carolina, 8% in Memphis, Tennessee and 7% in Northern Virginia. Therefore, Parkway's performance and its ability to make expected distributions to stockholders will be linked to economic conditions in these markets as well as the market for office space generally. To the extent that these conditions impact the market rents for office space, they could have an adverse effect on the financial performance of Parkway and adversely affect Parkway's net income, FFO and ability to make expected distributions to stockholders.

     Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit Parkway's ability to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits a REIT's ability to sell properties held for fewer than four years, which may affect Parkway's ability to sell properties without adversely affecting Parkway's status as a REIT and its ability to make expected distributions to stockholders.

     Competition. All of the properties owned by Parkway are located in developed areas. There are numerous other office properties and real estate companies within the market area of each such property which will compete with Parkway for tenants and acquisition and development opportunities. The number of competitive office properties and real estate companies in such areas could have a material effect on (i) Parkway's ability to rent space at the properties; (ii) the amount of rents currently charged and to be charged upon expiration of leases; (iii) the amount of tenant improvements and other tenant concessions required to lease the properties; and (iv) acquisition and development opportunities. Parkway will compete for tenants and acquisitions with other competitors who may have greater resources than Parkway. Furthermore, Parkway has more than one office property in certain markets (e.g., Houston, Texas, Atlanta, Georgia and Jackson, Mississippi) and these properties may compete against one another for the same tenants.

     Uninsured Loss. Parkway has obtained or has caused its tenants to obtain commercial general liability, fire and extended coverage insurance with respect to its properties of the types and in the amounts which management believes are customarily obtained for similar properties. There are, however, certain types of losses (generally of a catastrophic nature, such as earthquakes, floods and wars) that may be either uninsurable or not economically insurable. Should such an uninsured loss occur, Parkway could lose both its invested capital and anticipated profits relating to such property as well as its ability to make expected distributions to stockholders.

     Tenant Defaults. A substantial part of Parkway's revenues and income is derived from rental income from real property. Consequently, Parkway's ability to make expected distributions to stockholders and to use its properties as collateral for its borrowings would be adversely affected if a significant number of tenants failed to meet their lease obligations. In the event of a default by a tenant, Parkway may experience delays in enforcing its rights as lessor and may incur substantial costs in protecting its investment. At any time, a tenant may also seek protection under the bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby adversely affect Parkway's net income, FFO and ability to make expected distributions to stockholders. If a tenant rejects its lease pursuant to applicable bankruptcy laws, Parkway's claim for breach of the lease in excess of any applicable security deposit would (absent collateral securing the claim) be treated as a general unsecured claim. The amount of the claim would be capped at the amount owed for unpaid pre-petition lease payments unrelated to the rejection, plus the greater of one year's lease payment or 15% of the remaining lease payments payable under the lease (but not to exceed the amount of three years' lease payments).

     Cost of Compliance with Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990, as amended (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Compliance with the public accommodations provision of the

ADA could require the removal of access barriers, and noncompliance could result in the imposition of fines or awards of damages. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. In many instances, the applicability and requirements of the ADA are not clear. Accordingly the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material adverse effect on Parkway, such costs could be substantial. Parkway has not undertaken ADA studies of all of its properties and, with respect to those properties with respect to which Parkway has not undertaken ADA studies, possible costs of compliance could arise.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of investigation and removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to use such property as collateral in its borrowings.

     Management of Parkway is not aware of any environmental liability with respect to the properties that management believes would have a material adverse effect on Parkway's business, assets or results of operations. Phase I environmental audits have been conducted at all but two of Parkway's properties and such audit reports have not revealed any potential significant environmental liability. Parkway will perform such audits with respect to properties acquired in the future. No assurance can be given that there are no existing environmental liabilities with respect to any of Parkway's properties, that the audit reports revealed all pre-existing conditions or that any prior owner of any such property did not create any material environmental condition not known to Parkway.

     Asbestos was formerly used in commercial construction as a fireproofing and insulation material. Under certain circumstances, asbestos can become a hazard to the health of the occupants of buildings and it must be regularly monitored to ensure that it has not become a health hazard. Parkway is not aware of any material asbestos problems at the properties owned by Parkway, but is aware of the presence of asbestos at one of its non-core properties. The fact that asbestos is present in such property could have an adverse effect on the value of such property. Further, there can be no assurance that asbestos problems do not exist at other properties owned by Parkway. If there is asbestos in Parkway's properties that requires removal or other remediation, the costs thereof could be substantial.

RISKS OF FEE MANAGEMENT BUSINESS

     Parkway manages properties owned by third parties. Risks associated with the management of properties owned by third parties include the risk that management contracts will be terminated and that rental revenues upon which management fees are based will decline, resulting in decreased management fee income to Parkway.

LIMITS ON CHANGES IN CONTROL

     Certain provisions contained in Parkway's Charter and Bylaws, certain Parkway agreements and certain provisions of Maryland law may have the effect of discouraging a third party from making an acquisition proposal for Parkway and may thereby inhibit a change in control of Parkway. These include provisions of the Maryland General Corporation Law relating to certain "business combinations" and "control share" acquisitions involving Maryland corporations, Parkway's Rights Agreement (described under "Description of Common Shares" in the accompanying Prospectus), Parkway's proposed Change of Control Agreements (see "The Company -- Management") and certain provisions of the Charter intended to protect Parkway's status as a REIT described below under "-- Possible Adverse Consequences of Limits on Ownership of Common Shares." Such provisions may (i) deter tender offers for Common Shares, which offers may be attractive to the stockholders; or (ii) deter purchases of large blocks of Common Shares, thereby limiting the opportunity for stockholders to receive a premium for their Common Shares over then-prevailing market prices.

POSSIBLE ADVERSE CONSEQUENCES OF LIMITS ON OWNERSHIP OF COMMON SHARES

     The provisions of the Charter provide that if a transfer of stock of Parkway or a change in the capital structure of Parkway would result in (i) any person (as defined in the Charter) directly or indirectly acquiring beneficial ownership of more than 9.8% (in value or in number, whichever is more restrictive) of the outstanding capital stock of Parkway excluding Excess Shares (as defined below); (ii) the outstanding shares of Parkway being constructively or beneficially owned by fewer than 100 persons; or (iii) Parkway being "closely held" within the meaning of Section 856 of the Code, then: (A) any proposed transfer will be void ab initio and will not be recognized by Parkway; (B) Parkway will have the right to redeem the shares proposed to be transferred; and
(C) the shares proposed to be transferred will be automatically converted into and exchanged for shares of a separate class of stock, the excess stock, par value $0.001 per share, of Parkway ("Excess Shares"), having no dividend or voting rights. Holders of Excess Shares do have certain rights in the event of any liquidation, dissolution or winding up of the corporation. The Charter further provides that the Excess Shares will be held by Parkway as trustee for the person or persons to whom the shares are ultimately transferred, until such time as the shares are retransferred to a person or persons in whose hands the shares would not be Excess Shares and certain price-related restrictions are satisfied. These provisions are designed to enable Parkway to meet the share ownership requirements applicable to REITs under the Code, but may also have an anti-takeover effect.

POSSIBLE ADVERSE IMPACT OF MARKET CONDITIONS ON MARKET PRICE

     The market value of the Common Shares could be substantially affected by general market conditions, including changes in interest rates, government regulatory action and changes in tax laws. An increase in market interest rates may lead purchasers of the Common Shares to demand a higher annual dividend yield on the Common Shares, which could adversely affect the market price of the Common Shares. Moreover, numerous other factors, such as government regulatory action and changes in tax laws, could have a significant impact on the future market price of the Common Shares or other securities.

CONFLICTS OF INTEREST

     Leland R. Speed serves as Chairman and Chief Executive Officer of both Parkway and EastGroup Properties, a REIT with a focus on industrial properties in sunbelt states and California. As both companies carry out their strategic plans, management of each company has stated its intention not to sell, transfer or acquire properties between the two entities, and each company intends to pursue its distinct corporate plan. There can be no assurance that conflicts of interest will not arise between the two companies in the future.

                                  THE COMPANY

GENERAL

     Parkway is a self-administered REIT specializing in the acquisition, ownership, management and leasing of office properties in the Southeastern United States (primarily the states of Georgia, Mississippi, North Carolina, Tennessee and Virginia) and Texas. At January 15, 1997, Parkway owned or had an interest in 18 office properties located in nine states with an aggregate of approximately 2.15 million square feet of leasable space.

     Parkway's management team of office property specialists has proven capabilities in office property (i) acquisition, (ii) ownership, (iii) management, (iv) leasing and (v) development. Management believes that these capabilities should allow Parkway to continue to create office property value in all phases of the real estate cycle. Furthermore, management also believes it has a proven capability for acquiring other real estate companies at attractive prices.

     Since July 1995, Parkway has pursued a strategy of aggressively acquiring office properties. Parkway seeks to invest in markets characterized by positive employment and population growth with attractive real estate market dynamics and investment conditions. Parkway also seeks to invest in office properties where management can add value through direct asset and property management, a "hands-on" operating strategy and Parkway's financial flexibility. Concurrently with its recent office property acquisitions, Parkway has strategically disposed of selected non-core assets which no longer fit into its investment strategy and has redeployed the proceeds from such dispositions into office property investments.

     Parkway's business objective is to maximize total return to stockholders over time through increases in dividend distributions and share price appreciation. Parkway has paid 41 consecutive quarterly cash distributions to its stockholders. On December 6, 1996, Parkway announced a 79% increase in its quarterly dividend from $0.14 per Common Share to $0.25 per Common Share. With this increase, Parkway anticipates that its dividend payout ratio will approximate 50% of its FFO for 1997. See "Recent Developments -- Funds From Operations." This conservative dividend payout ratio should allow Parkway to generate a significant amount of retained cash for use in the acquisition of office properties.

ACQUISITION STRATEGY

     Parkway generally seeks to acquire well-located Class A, A- or B+ multi-story office buildings in primary or secondary markets in the Southeastern region of the United States and Texas. Parkway generally targets for acquisition office buildings ranging in size from 50,000 to 300,000 square feet with current and projected occupancy levels in excess of 70% and with adequate parking to accommodate full occupancy. Parkway targets buildings which are occupied by a major tenant (or tenants) (e.g., a tenant that accounts for at least 30% of the building's total rental revenue and has at least five years remaining on its lease). Parkway attempts to purchase office buildings such that the initial yield on its total investment (including purchase price, related acquisition costs and capital expenditures generally anticipated for the 12 to 24 months following purchase) will be in the range of 9% to 12% per annum. Parkway defines initial yield as net operating income (revenues less property operating expenses, before interest expenses and depreciation) for the calendar year of or following acquisition divided by total investment. Parkway also generally seeks to acquire properties whose total cost per square foot is at least 25% below estimated replacement cost and whose current rental rates are at or below market rental rates.

     Parkway believes that its focus on its existing and targeted high growth markets in the Southeastern United States and Texas should provide further opportunities to enhance stockholder value. Parkway is presently focusing its resources on acquisitions in both its existing markets and targeted markets, including, but not limited to, Charlotte, Dallas, Nashville, Tampa and Orlando. Parkway has targeted these expansion markets based on positive economic indicators such as higher than average job growth and household formation and strong real estate market conditions.

OFFICE PROPERTIES

     Existing Properties. The following table contains certain information with respect to Parkway's existing office properties, including the Recent
Acquisitions:

                                                            AVERAGE
                                                             GROSS
                                                          RENTAL RATE
                                                          PER SQUARE     PERCENT
                                  TOTAL         TOTAL     FOOT AS OF    LEASED AS                       YEAR     YEAR
  OFFICE BUILDING NAME(1)     INVESTMENT(2)  SQUARE FEET   12/31/96    OF 12/31/96       LOCATION     ACQUIRED   BUILT
----------------------------  -------------  -----------  -----------  -----------  --------------------------   -----
Waterstone.................. $  8,266,000        92,600     $ 16.98        100%     Atlanta, GA         1995     1987
Falls Pointe................    9,250,000       105,655       15.67         99%     Atlanta, GA         1996(4)  1990
Roswell North...............    4,850,000        57,715       15.64         91%     Atlanta, GA         1996(4)  1986
Corporate Square West.......    2,767,000        96,011       11.33         95%     Indianapolis, IN    1990     1968
Wink Building (50%).........    1,542,000        32,325        8.31        100%     New Orleans, LA     1994     1987
One Jackson Place (78%).....   25,210,000       218,583       18.45         98%     Jackson, MS         1986     1986
Mtel Centre.................   14,300,000       259,405       15.81         95%     Jackson, MS         1995     1987 (3)
IBM Building................    6,750,000        92,189       15.63        100%     Jackson, MS         1995     1986
BB&T Financial Center.......   25,316,000       238,919       17.50        100%     Winston-Salem, NC   1996(4)  1986
Cascade III.................    1,624,000        24,268       13.95         86%     Columbus, OH        1990     1978
Forum II and Forum III......   16,864,000       177,263       15.75         97%     Memphis, TN         1997(4)  1985
One Park 10 Plaza...........    6,933,500       161,243       12.02        100%     Houston, TX         1996(4)  1982
400 North Belt Office
  Centre....................   10,521,000       220,934       12.23         95%     Houston, TX         1996(4)  1982
Woodbranch..................    4,107,700       109,481       11.19         97%     Houston, TX         1996(4)  1982
West Office Building........      469,000        20,900        6.60        100%     Houston, TX         1994     1986
Tensor......................    3,050,000        92,017       10.40        100%     Houston, TX         1996(4)  1983
8381 and 8391 Courthouse
  Road......................    7,764,000        94,929       16.78         93%     Tysons Corner, VA   1996(4)  1984
Cherokee Business Center....    3,691,000        53,838       14.11        100%     Alexandria, VA      1996(4)  1985
                            -------------   ---------
TOTAL....................... $153,275,200   2,148,275
                            =============   =========
AVERAGE COST PER SQUARE
  FOOT......................     $71.35

---------------

(1) Ownership is 100% unless noted otherwise in parenthesis.

(2) For buildings purchased before January 1, 1995, total investment is capitalized cost as of January 1, 1996. For buildings purchased in 1995, 1996 and 1997, total investment is acquisition price plus related acquisition costs and the costs of capital improvements that Parkway has completed or expects to complete at such property during the 24 month period following acquisition.

(3) This is the date of a major renovation.

(4) Recent Acquisitions.

     Proposed Acquisitions. The following table contains certain information with respect to properties under contract to be acquired (the "Proposed Acquisitions"):

                                                      AVERAGE
                                                       GROSS
                                                       RENTAL
                                                      RATE PER
                                             TOTAL     SQUARE      PERCENT                     YEAR
                                 TOTAL      SQUARE   FOOT AS OF   LEASED AS                   TO BE
        PROPERTY NAME        INVESTMENT(1)   FEET     12/31/96   OF 12/31/96     LOCATION    ACQUIRED       YEAR BUILT
------------------------------------------  -------  ----------  -----------  -------------- --------   ------------------
Charlotte Park Executive
  Center.....................  $15,335,000  187,207    $15.26         90%     Charlotte, NC    1997     1982/1984/1986(2)
Ashford II & Ashford IV......    4,593,000  115,822     10.85         91%     Houston, TX      1997     1977/1979(3)
                             ------------   -------
TOTAL........................  $19,928,000  303,029
                             ============   =======
AVERAGE COST PER SQUARE
  FOOT.......................       $65.76

---------------

(1) Total investment is proposed acquisition price plus related acquisition costs and the costs of capital improvements that Parkway expects to complete at such property during the 24 month period following proposed acquisition.

(2) Charlotte Park Executive Center contains three office buildings, one built in 1982, one built in 1984 and one built in 1986.

(3) Ashford II was built in 1977 and Ashford IV was built in 1979.

ORGANIZATION

     Parkway and its predecessors have been public companies engaged in the real estate business since 1971. Parkway was incorporated under the laws of the State of Maryland on May 17, 1996 as a wholly-owned subsidiary of The Parkway Company, a Texas corporation. Parkway merged with The Parkway Company on August 2, 1996 pursuant to the Agreement and Plan of Merger dated July 17, 1996 by and between Parkway and The Parkway Company. As a result of the Merger, Parkway succeeded to the business and operations of The Parkway Company. Additionally, on August 22, 1996 the Common Shares became listed on the NYSE under the symbol "PKY." Prior to this date, the Common Shares had been quoted on the NASDAQ National Market under the symbol "PKWY." Further, for the taxable year beginning January 1, 1997, Parkway intends to elect to qualify as a REIT under the Code.

     Through its wholly-owned subsidiary, Parkway Realty Services, Inc. ("Parkway Realty"), Parkway is also involved in the management of commercial properties for which it receives management fees. Parkway Realty currently performs brokerage services to third parties on a commission basis and manages and leases a portfolio of approximately 1.4 million square feet of office space including Parkway's office buildings in Jackson, Mississippi. With respect to Parkway's office buildings outside of Jackson, Mississippi, Parkway has retained property managers on a fee-for-service basis or has formed strategic alliances with property management firms in certain markets (i.e. Houston and Atlanta). Parkway is currently evaluating its property management relationships to determine whether self-management or additional strategic alliances would provide more cost effective property management.

     Parkway's principal office is located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195. Its telephone number is (601) 948-4091.

MANAGEMENT

     Parkway's senior management team has worked together for the past ten years. Leland R. Speed, Chairman and Chief Executive Officer, and Steven G. Rogers, President, have an average of over 25 years of experience in the real estate industry. Senior management also has experience in operating public companies and management believes that it has a reputation within the real estate community for creating value in the office property sector. Parkway's senior officers and directors own approximately 12.6% of the issued and outstanding Common Shares (9.7% after giving effect to the Offering). Officers and directors acquired approximately 31,500 Common Shares in December 1996 and a total of approximately 54,000 Common Shares since June 1996. Parkway believes that this ownership level helps to ensure an alignment of management and stockholder interests.

     The Compensation Committee of Parkway's Board of Directors has approved Parkway's entering into a Change in Control Agreement (the "Change in Control Agreement") with each of Parkway's executive officers (the "Executives"). The Change in Control Agreement will provide that if an Executive's employment is terminated or the Executive leaves Parkway's employment for certain reasons during a defined period (30 months in the case of Leland R. Speed, Steven G. Rogers and Sarah P. Clark and 20 months in the case of James Ingram, David Fowler and G. Mitchell Mattingly after a Change in Control (as hereinafter defined), Parkway will pay a lump sum benefit to the Executive equal to a multiple of (2.5 times in the case of Messrs. Speed and Rogers and Ms. Clark and 1.667 times in the case of Messrs. Fowler, Ingram and Mattingly) the average of the Executive's salary and accrued bonus for the three calendar year period ending on the December 31 prior to the Change in Control. The Change in Control Agreement also gives the Executive the ability to leave the employment of Parkway at any time during the six month period after the Change in Control in which case the Executive will receive the lump-sum payment of one-half of the amount set forth above. Change in Control is defined in such agreement as (i) any change in control of a nature that would be required to be represented under the Exchange Act proxy rules; (ii) any person acquiring beneficial ownership of securities representing 30 percent or more of the combined voting power of Parkway's outstanding securities; (iii) certain changes in Parkway's Board of Directors; (iv) certain mergers; or (v) the approval of a plan of liquidation by Parkway.

                              RECENT DEVELOPMENTS

ACQUISITIONS AND OTHER BUSINESS TRANSACTIONS

     Acquisitions. Since January 1996 Parkway has purchased 10 office properties which contain approximately 1.31 million square feet of leasable space. The Recent Acquisitions were acquired for an aggregate purchase price of approximately $89.1 million, excluding approximately $3.3 million in related acquisition costs and anticipated capital expenditures. As a result of these acquisitions, (i) Parkway has investments in 18 office properties in nine states containing approximately 2.15 million square feet of leasable space and (ii) Parkway has expanded its presence to include the Atlanta, Georgia, Winston-Salem, North Carolina and Memphis, Tennessee markets. Parkway's office building investments are located primarily in the Southeastern region of the United States and Texas, including Houston, Texas, Atlanta, Georgia, Jackson, Mississippi, Winston-Salem, North Carolina, Memphis, Tennessee and Northern Virginia. See "The Company -- Office Properties."

     Recent Acquisitions. Since January 1, 1996, Parkway has acquired the following properties:

     BB&T Financial Center, Winston-Salem, North Carolina. In September 1996, Parkway purchased this 19-story office building for a purchase price of $24,500,000. This building contains an aggregate of approximately 238,919 square feet of leasable space and is located in the central business district of Winston-Salem. At December 31, 1996, the building was approximately 100% leased. Womble, Carlyle, Sandridge & Rice ("Womble") occupies 91,968 square feet of leasable space under a lease that expires June 30, 2005 and BB&T Southern National Bank occupies 84,168 square feet of leasable space under a lease that expires December 31, 2007. The lease with Womble requires Parkway to expend $575,000 for tenant improvements in 1997, and the cost of these improvements is included under the total investment column in the table under "The
Company -- Office Properties."

     Forum II and Forum III Office Buildings, Memphis, Tennessee. In January 1997, Parkway acquired the Forum II Office Building, a five-story office building, and Forum III Office Building, a four-story office building, each located in east Memphis, for an aggregate purchase price of $16,425,000. The two buildings contain an aggregate of approximately 177,263 square feet of leasable space. Process Systems, Inc. occupies 44,003 square feet of leasable space at the Forum II Office Building under a lease that expires December 31, 2000 and Federal Express occupies 43,738 square feet of leasable space at such building under a lease that expires September 30, 2003. The Forum II and Forum III Office Buildings were 97% leased at December 31, 1996.

     Falls Pointe Office Building and Roswell North Building, Atlanta,
Georgia. In August 1996, Parkway acquired this two-building portfolio for an aggregate purchase price of $13,700,000. The Falls Pointe Office Building is a four-story office building located in north central Atlanta. The building contains approximately 105,655 square feet of leasable space and has a 420 space parking area. The Falls Pointe Office Building was approximately 99% leased at December 31, 1996. CIGNA, Inc. occupies 43,399 square feet of leasable space under a lease that expires January 31, 1997 and has executed a letter agreement with Parkway to enter into a new five year lease to occupy approximately 35,178 square feet of leasable space. Lynk Systems, Inc. occupies 37,260 square feet of leasable space under a lease that expires November 30, 2001. The Roswell North Building is a three-story office building also located in north central Atlanta. The Roswell North Building contains approximately 57,715 square feet of leasable space and has a 232 space, two-level garage. At December 31, 1996, the Roswell North Building was approximately 91% leased.

     Woodbranch Office Building and 400 North Belt Office Centre, Houston, Texas. In April 1996, Parkway acquired this two-building portfolio for an aggregate purchase price of $13,900,000. The Woodbranch Office Building is located in the Energy Corridor area of west Houston. It is a six-story office building containing approximately 109,481 square feet of leasable space with a 352 space, two-level garage. As of December 31, 1996, the Woodbranch Office Building was approximately 97% leased. Exxon Corporation occupies 27,401 square feet of leasable space under a lease that expires November 30, 1998 and Future Soft Engineers occupies 24,339 square feet of leasable space under a lease that expires July 31, 1998. The 400 North Belt Office Centre is located in the North Belt submarket of Houston, near the Houston Intercontinental Airport.

It is a 12-story office building containing approximately 220,934 square feet of leasable space with a 723 space, six-level garage. As of December 31, 1996, the 400 North Belt Office Centre was approximately 95% leased. Meridian Oil, Inc. occupies 118,274 square feet of leasable space under a lease that expires December 31, 1998.

     8381 and 8391 Courthouse Road Buildings, Tysons Corner, Virginia and Cherokee Business Center, Alexandria, Virginia. In July 1996, Parkway acquired the 8381 and 8391 Courthouse Road Buildings and the Cherokee Business Center for an aggregate purchase price of $11,050,000. The 8381 and 8391 Courthouse Road Buildings are each three-story buildings connected by a common courtyard located in Tysons Corner, Virginia. The two buildings contain an aggregate of approximately 94,929 square feet of leasable space and share a 333 space parking area. The 8381 and 8391 Courthouse Road Buildings were approximately 93% leased at December 31, 1996. Ellsworth Associates occupies an aggregate of 11,924 square feet of leasable space under leases that expire October 31, 1997. The Cherokee Business Center is a three-story office building located in Alexandria, Virginia. The Cherokee Business Center contains approximately 53,838 square feet of leasable space and has a 221 space parking area. The Cherokee Business Center was 100% leased at December 31, 1996. J.G. Van Dyke occupies 19,548 square feet of leasable space under a lease that expires June 30, 2003.

     One Park 10 Plaza, Houston, Texas. Parkway purchased One Park 10 Plaza in March 1996 for $6,700,000. One Park 10 Plaza is an eight-story office building located in the Energy Corridor area of west Houston. The property contains approximately 161,243 square feet of leasable space and was approximately 100% leased at December 31, 1996. The building also includes a 634 space, four-level attached parking garage. Prime Co., Inc. occupies 21,200 square feet of leasable space under a lease that expires March 31, 2003.

     Tensor Building, Houston, Texas. In October 1996, Parkway acquired this three-story office building for a purchase price of $2,820,000. This building contains an aggregate of approximately 92,017 square feet of leasable space and has a 332 space parking area of which 77 spaces are covered. At December 31, 1996, the building was approximately 100% leased. The Tensor Building is primarily occupied by Tensor Geophysical, a tenant currently occupying approximately 89,009 square feet of leasable space and whose lease expires December 31, 2001.

     Proposed Acquisitions. Parkway intends to acquire the following properties:

     Charlotte Park Executive Center, Charlotte, North Carolina. The Charlotte Park Executive Center is a three-building office park located in Charlotte, North Carolina containing an aggregate of 187,207 square feet of leasable space. The Charlotte Park Executive Center was 90% leased at December 31, 1996. Premier Health Systems occupies an aggregate of 92,523 square feet of leasable space under leases that expire November 30, 1999. Bell South Business Systems occupies 43,540 square feet of leasable space under a lease that expires January 30, 1999. Parkway has a contract to purchase the Charlotte Park Executive Center for $14,800,000, plus approximately $535,000 in related acquisition costs and anticipated capital expenditures. This acquisition is still subject to Parkway's due diligence review. Therefore, there can be no assurance that the purchase of this office property will be completed.

     Ashford II and Ashford IV Office Buildings, Houston, Texas. The Ashford II Office Building is a two-story office building located in west Houston. The building contains approximately 58,511 square feet of leasable space and has a 170 space parking area. The Ashford IV Office Building is also a two-story office building located in west Houston. The Ashford IV Office Building contains approximately 57,311 square feet of leasable space, has a 121 space parking area and a 69 space underground parking area. The Ashford IV Office Building also contains 17 storage rooms in the underground parking area which contain approximately 3,900 square feet. As of December 31, 1996, the Ashford II and Ashford IV Office Buildings were 91% leased. Consumer Credit Associates occupies 19,408 square feet of leasable space under a lease that expires December 31, 2001 and Operational Services, Inc. occupies 18,210 square feet of leasable space under a lease that expires April 30, 1997. Parkway has a contract to purchase this two-building portfolio for $4,303,000, plus $290,000 in related acquisition costs and anticipated capital expenditures. The Phase I environmental audit prepared for Parkway in connection with the acquisition of this property indicated a small leak of hydraulic fluid in the shaft of a hydraulic elevator in one of these buildings. Parkway's environmental consultant is performing additional investigation and testing to determine the extent of any environmental conditions possibly resulting from this leak. The acquisition is subject to Parkway's satisfaction with the results of the additional environmental investigation and testing, further due diligence review and the negotiation of definitive documentation. Therefore, there can be no assurance that the purchase of these buildings will be completed.

     Other Office Acquisitions. Parkway currently has more than $300 million of office property acquisitions under consideration. It has non-binding letters of intent with respect to two properties whose aggregate proposed purchase price would be approximately $15,150,000. While there can be no assurance that Parkway will acquire any of such properties and while it is unlikely that a large percentage of these properties will ultimately be acquired by Parkway, management expects to continue its aggressive acquisition pace while maintaining Parkway's strict acquisition criteria.

     Other Business Transactions. In addition to direct real estate acquisitions, Parkway's investment strategy has also historically included the consummation of business combination transactions with other public real estate and financial companies which Parkway deemed to be undervalued. Since 1979, Parkway has completed eight such business combinations. As a result of these various business combinations, Parkway has acquired a portfolio of non-core real estate assets, securities and mortgage loans, which it is proceeding to liquidate. See "-- Dispositions."

RECENT FINANCINGS

     The Recent Acquisitions have been purchased with existing cash reserves, bank borrowings and funds made available by the sale of non-core real estate assets and securities and the collection of mortgage notes receivable. Following the acquisition of office building investments, Parkway has obtained, and intends to continue to seek to obtain, fixed rate, non-recourse mortgage financing at fully-amortizing terms ranging from 12 to 15 years. Since December 1, 1995, Parkway has obtained $45,970,000 in such financing secured by eight of the Recent Acquisitions, and has refinanced the mortgage on its One Jackson Place office building for $18,400,000. These loans, which have a current principal balance of approximately $62.8 million and comprise all of Parkway's permanent indebtedness, have a weighted average remaining term of approximately 14 years and have a weighted average interest rate of 8.01% per annum.

     On April 2, 1996, the Board of Directors of Parkway approved a three-for-two stock split effected as a dividend of one share for every two shares outstanding, which dividend was payable on April 30, 1996 to stockholders of record on April 15, 1996. In June 1996 Parkway completed a private placement of 1,140,000 Common Shares to seven unaffiliated institutional investors for $15.25 per share generating net proceeds of $16,612,000. Such proceeds were utilized in the acquisition of additional office properties.

FUNDS FROM OPERATIONS

     Parkway generally considers FFO to be an appropriate supplemental measure of the performance of Parkway because it is predicated on a cash flow analysis, as opposed to other measures predicated on generally accepted accounting principles which give effect to non-cash items such as depreciation. FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and as followed by Parkway, represents net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. Since the definition of FFO is a guideline, the computation of FFO may vary from one REIT to another. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of Parkway's operating performance or as an alternative to cash flow as a measure of liquidity. In addition, FFO is not necessarily indicative of cash available to fund cash needs. As a result of certain interpretive guidance provided by NAREIT with respect to the calculation of FFO (effective January 1996), all FFO amounts (including historical amounts) have been restated in accordance with this interpretive guidance.

     The following table contains information with respect to Parkway's FFO for each of the quarters in 1995 and for the first three quarters of 1996:

                                                                    QUARTER ENDED:

                                      3/31/95    6/30/95    9/30/95    12/31/95    3/31/96    6/30/96    9/30/96
                                      -------    -------    -------    --------    -------    -------    -------
                                                                    (IN THOUSANDS)
FFO................................   $  (20)    $  764     $  519      $  788     $1,146     $1,392     $1,783
Weighted Average Common
  Shares Outstanding...............    2,345      2,790      2,994       2,994      3,012      3,213      4,193

ELECTION OF REIT STATUS

     Until December 31, 1996 Parkway operated as a real estate operating company. For the taxable years 1995 and 1996 Parkway paid and expects to pay virtually no federal income taxes ($64,000 in 1995 and none projected for 1996) primarily because Parkway has or will utilize certain net operating losses ("NOLs") to shelter most of Parkway's income from such taxes. However, the increase in the number of outstanding Common Shares which resulted from the completion of the private placement of Common Shares in June 1996 and Parkway's recent mergers have caused the use of Parkway's NOLs to be significantly limited in any one year. Accordingly, Parkway's Board of Directors has determined that it is in the best interests of Parkway and its stockholders to elect to qualify Parkway as a REIT under the Code for the taxable year beginning January 1, 1997, which will allow Parkway to be generally exempt from federal income taxes even if its NOLs are limited or exhausted, provided it meets various REIT requirements. See "Federal Income Tax Considerations" in the accompanying Prospectus.

DISPOSITIONS

     Since January 1, 1995, Parkway has pursued a strategy of liquidating its non-core assets and using the proceeds from such sales to acquire office properties. In accordance with this strategy, since January 1, 1995, Parkway has sold non-core assets with a book value of approximately $36.9 million for approximately $56.6 million, resulting in an aggregate gain for financial reporting purposes of approximately $19.8 million. The book value of all remaining non-office building real estate assets and mortgage loans, all of which are for sale, was approximately $9.8 million as of December 31, 1996.

     Two of Parkway's major dispositions of non-core assets during 1996 involved the sale of mortgage loans. On May 31, 1996, Parkway sold 157 of the loans in its mortgage loan portfolio for approximately $9,888,000 in cash, net of estimated expenses. These loans had a book value of $5,128,000, and the sale resulted in a book gain of approximately $4,760,000. On December 24, 1996, Parkway sold its interest in the second mortgage secured by the Pembroke Office Park in Virginia Beach, Virginia (the "Virginia Beach Mortgage") for $9,700,000 in cash. A portion of the proceeds of the sale were used to repay seven underlying first mortgages with an aggregate principal amount of $4,415,000, with the remaining proceeds of $5,285,000 being retained by Parkway. The sale of the Virginia Beach Mortgage resulted in a book gain of approximately $3,560,000.

DISTRIBUTIONS

     Parkway has paid 41 consecutive quarterly cash distributions to its stockholders. On December 6, 1996, Parkway's Board of Directors declared an increase in the quarterly distribution to $0.25 per Common Share ($1.00 per share on an annualized basis). This represents a 79% increase from the 1996 third quarter dividend of $0.14 per Common Share and the second dividend increase in 1996. With this increase, Parkway anticipates that its dividend payout ratio will approximate 50% of its FFO for 1997. This conservative dividend payout ratio should allow Parkway to generate a significant amount of retained cash for use in the acquisition of office properties.

                 PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

     The following table sets forth the high and low last reported sales prices per Common Share and the cash distributions paid by Parkway for the calendar quarters specified. All Common Share amounts and per Common Share data set forth herein have been adjusted for Parkway's three-for-two stock split effected as a dividend of one share for every two shares outstanding, which dividend was payable on April 30, 1996 to stockholders of record on April 15, 1996.

                                                                                      DISTRIBUTION
                                                                                        PAID PER
                                                                                         COMMON
                       QUARTER ENDED                           HIGH         LOW          SHARE
------------------------------------------------------------  -------     -------     ------------
March 31, 1995..............................................  $10.172     $ 8.672        $0.107
June 30, 1995...............................................   11.500       9.500         0.107
September 30, 1995..........................................   13.328      10.422         0.113
December 31, 1995...........................................   13.672      12.328         0.113
March 31, 1996..............................................   16.672      12.828         0.113
June 30, 1996...............................................   17.000      14.750         0.120
September 30, 1996..........................................   20.875      15.500         0.140
December 31, 1996...........................................   26.000      20.375         0.250
March 31, 1997 (through January 15, 1997)...................   27.500      25.625           (1)

     As of January 15, 1997, the last reported sales price for Common Shares on the NYSE was $27.125 per share.
---------------

(1) Parkway anticipates that its first quarter dividend will be paid on March 28, 1997 to holders of record at the close of business on March 17, 1997.

                                USE OF PROCEEDS

     The net proceeds to Parkway from the Offering are estimated to be approximately $44.7 million after deducting fees and expenses of the Offering payable by Parkway estimated to be approximately $2.5 million. Parkway intends to use the net proceeds from the Offering for general corporate purposes, including approximately $7.4 million to repay outstanding indebtedness under its Working Capital Facility, approximately $19.9 million to fund the purchase of the Proposed Acquisitions, and the remainder to fund working capital requirements, including future acquisitions. The indebtedness being repaid with the proceeds of the offering has an interest rate of LIBOR plus 2.35% (which is 7.91% as of January 15, 1997 and matures on June 30, 1997. Pending application of the net proceeds, Parkway will invest such proceeds in interest-bearing accounts and short-term, interest-bearing securities, which is consistent with Parkway's intention to qualify for taxation as a REIT. Such investments may include, for example, certificates of deposit, interest-bearing bank deposits and money market investments.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement") between Parkway and PaineWebber, PaineWebber has agreed to purchase from Parkway, and Parkway has agreed to sell to PaineWebber, 1,750,000 Common Shares.

     Parkway has been advised by PaineWebber that PaineWebber proposes to offer the 1,750,000 Common Shares in part to the public at the price to the public set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers (who may include PaineWebber) at such price less a concession not in excess of $0.80 per share; and that PaineWebber and such dealers may reallow a discount not in excess of $0.10 per share to other dealers, including PaineWebber.

     Parkway has granted to PaineWebber an option, exercisable during the 30-day period after the date of this Prospectus Supplement, under which PaineWebber may purchase up to 262,500 additional Common Shares from Parkway at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discounts and commissions. PaineWebber may exercise the option only to cover overallotments, if any, made in connection with the offering of the Common Shares offered hereby.

     Parkway and Parkway's executive officers and directors have agreed, with limited exceptions, including the issuance of Common Shares pursuant to Parkway's stock option plans, not to directly or indirectly, offer, sell, contract to sell, grant any option to sell, or otherwise dispose of any Common Shares, or securities exercisable or exchangeable for Common Shares or rights to purchase or acquire Common Shares, for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of PaineWebber.

     Parkway has agreed to indemnify PaineWebber against certain liabilities, including liabilities under the Securities Act, or to contribute to payments PaineWebber may be required to make in respect thereof.

     In the ordinary course of its business, PaineWebber and its affiliates have engaged and may in the future engage in investment banking, financial advisory and other transactions with Parkway for which customary compensation has been, and will be, received.

                                 LEGAL MATTERS

     Certain legal matters, including the legality of the Common Shares, will be passed upon for Parkway by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York and for PaineWebber by Rogers & Wells, New York, New York. As to matters of Maryland law contained in these opinions, Jaeckle Fleischmann & Mugel, LLP and Rogers & Wells will rely upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland.

PROSPECTUS

                                  $100,000,000

                            PARKWAY PROPERTIES, INC.

                                 COMMON SHARES
                                PREFERRED SHARES
                               DEPOSITARY SHARES
                                DEBT SECURITIES
                               ------------------

     Parkway Properties, Inc. ("Parkway") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.001 per share (the "Common Shares"); (ii) shares of its preferred stock, par value $0.001 per share (the "Preferred Shares"); (iii) Preferred Shares represented by depositary shares (the "Depositary Shares"); and (iv) unsecured debt securities ("Debt Securities"), with an aggregate public offering price of up to $100,000,000 in amounts, at prices and on terms to be determined at the time of offering. The Common Shares, Preferred Shares, Depositary Shares and Debt Securities (collectively, the "Securities") may be offered, separately or together, in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Shares, any initial public offering price; (ii) in the case of Preferred Shares, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price;
(iii) in the case of Depositary Shares, the fractional share of Preferred Shares represented by each such Depository Share; and (iv) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of Parkway or repayment at the option of the holder, terms for sinking fund payments, covenants and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with Parkway's Articles of Incorporation, as amended (the "Charter"), or as otherwise appropriate to preserve the status of Parkway as a real estate investment trust ("REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by Parkway, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.
                               ------------------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ------------------

                THE DATE OF THIS PROSPECTUS IS JANUARY 10, 1997.

                             AVAILABLE INFORMATION

     Parkway is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by Parkway may be inspected at, and, upon payment of the Commission's customary charges, copies obtained from, the Public Reference Section maintained by the Commission, 450 Fifth Street, N.W., Washington, DC 20549. Such reports, proxy statements and other information are also available for inspection and copying at prescribed rates at the Commission's regional offices in New York, New York (7 World Trade Center, 13th Floor, New York, New York 10048) and in Chicago, Illinois (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661-2511). The Commission maintains a Web site (http://www.sec.gov) that also contains reports, proxy statements and other information concerning Parkway. In addition, the Common Shares are traded on the New York Stock Exchange, Inc. ("NYSE") under the symbol "PKY" and can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     Parkway has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities. This Prospectus constitutes the Prospectus of Parkway, filed as part of the Registration Statement. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits listed therein, which can be inspected at the public reference facilities of the Commission noted above, and copies of which can be obtained from the Commission at prescribed rates as indicated above. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated into this Prospectus by reference are the documents listed below filed by Parkway or its predecessor, The Parkway Company, under the Exchange Act. Copies of any such documents, other than exhibits to such documents, are available without charge to each person to whom a copy of this Prospectus has been delivered upon written or oral request of such person from Parkway, 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195, Attention: Chief Financial Officer, telephone number (601) 948-4091.

     The following documents are hereby incorporated into this Prospectus by reference and are made a part hereof:

          1. The Parkway Company's Annual Report on Form 10-KSB for the year ended December 31, 1995 (Commission File No. 0-12505).

          2. The Parkway Company's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1996 and June 30, 1996, as amended by Form 10-QSB/A dated August 30, 1996 (Commission File No. 0-12505).

          3. Parkway Properties, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1996 (Commission File No. 1-11533).

          4. The Parkway Company's Current Reports on Form 8-K/A dated March 1, 1996 and June 28, 1996 (Commission File No. 0-12505).

          5. The Parkway Company's Current Reports on Form 8-K dated April 15, 1996, May 31, 1996, June 14, 1996 and July 9, 1996 (Commission File No. 0-12505).

          6. The Parkway Company's Proxy Material for its Annual Meeting of Stockholders held on July 18, 1996 (Commission File No. 0-12505).

          7. Parkway Properties, Inc.'s Current Reports on Form 8-K dated August 2, 1996, August 9, 1996, September 30, 1996, January 7, 1997,
             January 9, 1997 and January 10, 1997 (Commission File No. 1-11533).

          8. Parkway Properties, Inc.'s Current Reports on Form 8-K/A dated August 30, 1996, September 20, 1996, October 22, 1996 and December 13, 1996 (Commission File No. 1-11533).

     Each document filed by Parkway subsequent to the date of this Prospectus pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and shall be part hereof from the date of filing of such document. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) in any accompanying Prospectus Supplement relating to a specific offering of Securities or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. Subject to the foregoing, all information appearing in this Prospectus and each accompanying Prospectus Supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

     Unless the context otherwise requires, all references in this Prospectus to "Parkway" shall mean Parkway Properties, Inc. and its subsidiaries on a consolidated basis or, where the context so requires, Parkway Properties, Inc. only, and, as the context may require, their predecessors. This Prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Actual results may differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in this Prospectus and the matters set forth in this Prospectus generally.

                                  THE COMPANY

     Parkway is a self-managed real estate investment company operating as a real estate investment trust ("REIT"), specializing primarily in the ownership, management and leasing of office properties in the Southeastern United States (particularly the states of Mississippi, North Carolina, Georgia and Virginia) and Texas. At December 31, 1996, Parkway owned or had an interest in 17 office buildings in eight states with an aggregate of approximately 1.9 million square feet of leasable space.

     Parkway was incorporated under the laws of the State of Maryland on May 17, 1996. Formed as a wholly-owned subsidiary of The Parkway Company, a Texas corporation, Parkway merged with The Parkway Company on August 2, 1996 (the "Merger") pursuant to the Agreement and Plan of Merger dated July 17, 1996 by and between Parkway and The Parkway Company. The Parkway Company and its predecessors have been engaged in the real estate business since 1971. As a result of the Merger, Parkway succeeded to the business and operations of The Parkway Company. Additionally, on August 22, 1996 shares of common stock, par value $0.001 per share, of Parkway (the "Common Shares") became listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "PKY." Prior to this date, the Common Shares had been quoted on the NASDAQ National Market under the symbol "PKWY."

     Through its wholly-owned subsidiary, Parkway Realty Services, Inc. ("Parkway Realty"), Parkway is also involved in the management of commercial properties for which it receives management fees. Parkway Realty currently manages and leases a portfolio of approximately 1.4 million square feet of office space. Parkway Realty also performs brokerage services to third parties on a commission basis. Parkway Realty manages Parkway's office buildings in Jackson, Mississippi.

     Parkway's offices are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201-2195. Its telephone number is (601) 948-4091.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Parkway's ratio of earnings to fixed charges for the three months ended September 30, 1996 was 1.9, for the three months ended June 30, 1996 was 1.9, for the three months ended March 31, 1996 was 2.1, for the year ended December 31, 1995 was 1.4, for the six months ended December 31, 1994 was 1.4, for the year ended June 30, 1994 was 1.4, for the year ended June 30, 1993 was 1.1 and for the year ended June 30, 1992 was 0.61. There were Preferred Shares outstanding only for a portion of the three months ended September 30, 1996. Accordingly, the ratio of earnings to fixed charges and Preferred Shares dividends is identical to the ratio of earnings to fixed charges for all periods other than that ending September 30, 1996. For the three months ended September 30, 1996, the ratio of earnings to combined fixed charges and Preferred Shares dividends was 1.8.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations (net income or loss). Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, Parkway intends to use the net proceeds from the offering for general corporate purposes including, without limitation, the acquisition of real estate properties, whether by acquisition of properties directly or through potential business combination transactions, development of new real estate properties, the repayment of debt and to fund working capital requirements.

                         DESCRIPTION OF DEBT SECURITIES

     The unsecured debt securities ("Debt Securities") will be issued in one or more series under an Indenture (the "Indenture"), which may be supplemented by supplemental indentures (each, an "Indenture Supplement"), between Parkway and a trustee (the "Trustee") to be chosen by Parkway and qualified to act as Trustee under the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the form of the

Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the Trustee or as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The statements made hereunder relating to the Indenture and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of Parkway and will rank equally with all other unsecured and unsubordinated indebtedness of Parkway. At December 31, 1996, the total outstanding debt of Parkway was approximately $62,828,000, none of which was unsubordinated indebtedness and none of which was secured debt. Except as may be set forth in an applicable Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of Parkway or as established in one or more Indenture Supplements. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities offered thereby for the specific terms thereof, including:

          (i) the title of such Debt Securities;

          (ii) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (iii) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (iv) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (v) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (vi) the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which any such date shall be determined, the person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (vii) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, such Debt Securities may be surrendered for registration of transfer or exchange and notices or demands to or upon Parkway in respect of such Debt Securities and the Indenture may be served;

          (viii) the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of Parkway, if Parkway is to have such an option;

          (ix) the obligation, if any, of Parkway to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (x) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (xi) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be, but need not be, based on a currency, currencies, currency unit or units of composite currency or currencies) and the manner in which such amounts shall be determined;

          (xii) the events of default or covenants of such Debt Securities, to the extent different from or in addition to those described herein;

          (xiii) whether such Debt Securities will be issued in certificated and/or book-entry form;

          (xiv) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof if other than $5,000 and terms and conditions relating thereto;

          (xv) the applicability, if any, of the defeasance and covenant defeasance provisions described herein, or any modification thereof;

          (xvi) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place of such Debt Securities to be authenticated and delivered;

          (xvii) whether and under what circumstances Parkway will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether Parkway will have the option to redeem such Debt Securities in lieu of making such payment;

          (xviii) with respect to any Debt Securities that provide for optional redemption or prepayment upon the occurrence of certain events (such as a change of control of Parkway), (a) the possible effects of such provisions on the market price of Parkway's securities or in deterring certain mergers, tender offers or other takeover attempts, and the intention of Parkway to comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other applicable securities laws in connection with such provisions; (b) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness such that payment on such Debt Securities may be effectively subordinated; and (c) the existence of any limitations on Parkway's financial or legal ability to repurchase such Debt Securities upon the occurrence of such an event (including, if true, the lack of assurance that such a repurchase can be effected) and the impact, if any, under the Indenture of such a failure, including whether and under what circumstances such a failure may constitute an Event of Default; and

          (xix) any other terms of such Debt Securities not inconsistent with the terms of the Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). If material or applicable, special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Except as described under "--Merger, Consolidation or Sale" below or as may be set forth in any Prospectus Supplement, the Indenture does not contain any other provisions that would limit the ability of

Parkway to incur indebtedness or that would afford holders of the Debt Securities protection in the event of (i) a highly leveraged or similar transaction involving Parkway or any affiliate of Parkway; (ii) a change of control; or (iii) a reorganization, restructuring, merger or similar transaction involving Parkway that may adversely affect the holders of the Debt Securities. In addition, subject to the limitations set forth under " -- Merger, Consolidation or Sale" below, Parkway may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of Parkway, that would increase the amount of Parkway's indebtedness or substantially reduce or eliminate Parkway's assets, which may have an adverse effect on Parkway's ability to service its indebtedness, including the Debt Securities. In addition, restrictions on ownership and transfers of Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Common Shares -- Restrictions on Transfer" and "Description of Preferred Shares -- Restrictions on Ownership." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

     Reference is made to " -- Certain Covenants" below and to the description of any additional covenants with respect to a series of Debt Securities in the applicable Prospectus Supplement. Except as otherwise described in the applicable Prospectus Supplement, compliance with such covenants generally may not be waived with respect to a series of Debt Securities by the Board of Directors of Parkway or by the Trustee unless the Holders of at least a majority in principal amount of all outstanding Debt Securities of such series consent to such waiver, except to the extent that the defeasance and covenant defeasance provisions of the Indenture described under " -- Discharge, Defeasance and Covenant Defeasance" below apply to such series of Debt Securities. See
" -- Modification of the Indenture."

     Debt Securities may be denominated and payable in a foreign currency or units of two or more foreign currencies or a composite currency or currencies. As more fully described in the applicable Prospectus Supplement, awards or judgments by a court in the United States in connection with a claim with respect to any Debt Securities denominated other than in United States dollars (or a judgment denominated other than in United States dollars in respect of such claims) may be converted into United States dollars at a rate of exchange prevailing on a date determined pursuant to applicable law.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series which are registered securities, other than registered securities issued in global form (which may be of any denomination), shall be issuable in denominations of $1,000 and any integral multiple thereof and the Debt Securities which are bearer securities, other than bearer securities issued in global form (which may be of any denomination), shall be issuable in denominations of $5,000.

     Unless otherwise described in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of Parkway, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the applicable Security Register or by wire transfer of funds to such Person at an account maintained within the United States.

     Unless otherwise described in the applicable Prospectus Supplement, any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture.

     Subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee referred to above. In addition, subject to certain limitations imposed upon Debt Securities issued in book entry form, the Debt Securities of any series may be surrendered for registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Trustee or Parkway may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by Parkway with respect to any series of Debt Securities, Parkway may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that Parkway will be required to maintain a transfer agent in each place of payment for such series. Parkway may at any time designate additional transfer agents with respect to any series of Debt Securities.

     Neither Parkway nor the Trustee shall be required (i) to issue, register the transfer of or exchange any Debt Security if such Debt Security may be among those selected for redemption during a period beginning at the opening of business 15 days before selection of the Debt Securities to be redeemed and ending at the close of business on (a) if such Debt Securities are issuable only as Registered Securities, the day of the mailing of the relevant notice of redemption and (b) if such Debt Securities are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if such Debt Securities are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; or (ii) to register the transfer of or exchange any Registered Security so selected for redemption in whole or in part, except, in the case of any Registered Security to be redeemed in part, the portion thereof not to be redeemed; or (iii) to exchange any Bearer Security so selected for redemption except that such a Bearer Security may be exchanged for a Registered Security of that series and like tenor, provided that such Registered Security shall be simultaneously surrendered for redemption; or (iv) to issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

     Parkway may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (i) Parkway shall be the continuing entity or the successor entity (if other than Parkway) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of Parkway or any Subsidiary as a result thereof as having been incurred by Parkway or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice of the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee.

CERTAIN COVENANTS

     Existence. Except as permitted under " -- Merger, Consolidation or Sale" above, Parkway is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that Parkway shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities.

     Maintenance of Properties. Parkway is required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of Parkway may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that Parkway and its Subsidiaries shall not be prevented from selling or otherwise disposing for value their respective properties in the ordinary course of business.

     Insurance. Parkway is required to, and is required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies.

     Payment of Taxes and Other Claims. Parkway is required to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary; and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of Parkway or any Subsidiary; provided, however, that Parkway shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

     Provision of Financial Information. The Holders of Debt Securities will be provided with copies of the annual reports and quarterly reports of Parkway. Whether or not Parkway is subject to Sections 13 or 15(d) of the Exchange Act and for so long as any Debt Securities are outstanding, Parkway will, to the extent permitted under the Exchange Act, be required to file with the Commission the annual reports, quarterly reports and other documents which Parkway would have been required to file with the Commission pursuant to such Sections 13 or 15(d) (the "Financial Statements") if Parkway were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which Parkway would have been required so to file such documents if Parkway were so subject. Parkway will also in any event (i) within 15 days of each Required Filing Date (a) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports which Parkway would have been required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act if Parkway were subject to such sections and (b) file with the Trustee copies of the annual reports, quarterly reports and other documents which Parkway would have been required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act if Parkway were subject to such sections and (ii) if filing such documents by Parkway with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder.

     Additional Covenants. Any additional or different covenants of Parkway with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance of any other covenant of Parkway contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), such default having continued for 60 days after written notice as provided in the Indenture; (v) default in the payment of an aggregate principal amount exceeding $1,000,000 of any evidence of recourse indebtedness of Parkway or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Parkway or any Significant Subsidiary, as defined below, or any of their respective property; and (vii) any other Event of Default provided with respect to a particular series of Debt

Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act of 1933, as amended (the "Securities Act")) of Parkway.

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to Parkway (and to the Trustee if given by the Holders), provided that in the case of an Event of Default described under clause (vi) of the preceding paragraph, acceleration is automatic. However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may rescind and annul such declaration and its consequences if (i) Parkway shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (ii) all Events of Default, other than the nonpayment of accelerated principal of (or specified portion thereof), or premium (if any) or interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture. The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (b) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby.

     The Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture unless such default has been cured or waived; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders.

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of any series of Debt Securities then outstanding under the Indenture, unless such Holders shall have offered to the Trustee thereunder reasonable security or indemnity. The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

     Within 120 days after the close of each fiscal year, Parkway must deliver to the Trustee a certificate, signed by one of several specified officers of Parkway, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

     Modifications and amendments of the Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities or series of Outstanding Debt Securities which are affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the Holders of each such Debt Security affected thereby, (i) change the Stated Maturity of the principal of, or premium (if any) or any installment of interest on, any such Debt Security; (ii) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security;
(iii) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (vi) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holders of such Debt Security.

     The Indenture provides that the Holders of not less than a majority in principal amount of a series of Outstanding Debt Securities have the right to waive compliance by Parkway with certain covenants relating to such series of Debt Securities in the Indenture.

     Modifications and amendments of the Indenture will be permitted to be made by Parkway and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to Parkway as obligor under the Indenture; (ii) to add to the covenants of Parkway for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon Parkway in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided, that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect.

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof; (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above); (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture; and (iv) Debt Securities owned by Parkway or any other obligor upon the Debt Securities or any affiliate to Parkway or of such other obligor shall be disregarded.

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the Trustee, and also, upon request, by Parkway or the holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present will be permitted to be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or wavier which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum.

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Parkway may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be.

     The Indenture provides that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to the Indenture, Parkway may elect either (i) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (ii) to be released from its obligations with respect to such Debt Securities under the Indenture (including the restrictions described under " -- Certain Covenants" above) and its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by Parkway with the Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust will only be permitted to be established if, among other things, Parkway has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service ("Service") or a change in applicable United States Federal income tax law occurring after the date of the Indenture.

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligations held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

     Unless otherwise provided in the applicable Prospectus Supplement, if after Parkway has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series: (i) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security; or (ii) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community; (ii) the European Currency Unit as defined and revised from time to time by the Council of the European Community ("ECU"), both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Community; or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established.

     Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

     In the event Parkway effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under " -- Events of Default, Notice and Waiver" or described in clause (vii) under "-- Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of Default. However, Parkway would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modification to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any of the Debt Securities are convertible into capital stock of or equity interest in Parkway will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the amount of capital stock of or equity interest in Parkway into which the Debt Securities are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Debt Securities or Parkway, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining Parkway's REIT status.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                        DESCRIPTION OF PREFERRED SHARES

GENERAL

     Parkway is authorized to issue Preferred Shares. The Board of Directors of Parkway may classify or reclassify any unissued shares of its capital stock from time to time by setting, altering or voiding the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications, or terms or conditions of redemption of such shares. As of December 31, 1996 there were no Preferred Shares outstanding.

     The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and Bylaws and any applicable articles supplementing the Charter designating terms of a series of Preferred Shares (a "Designating Amendment").

TERMS

     Subject to the limitations prescribed by the Charter, the Board of Directors is authorized to fix the number of shares constituting each series of Preferred Shares and the preference, conversion or other rights, voting powers, restrictions, limitation as to dividends, qualifications, or terms or conditions of redemption of the Preferred Shares. The Preferred Shares will, when issued, be fully paid and nonassessable by Parkway (except as described under "-- Stockholder Liability" below) and will have no preemptive rights.

     Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms thereof, including:

          (i) The title and stated value of such Preferred Shares;

          (ii) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

          (iii) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

          (iv) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

          (v) The procedures for any auction or remarketing, if any, for such Preferred Shares;

          (vi) The provision for a sinking fund, if any, for such Preferred Shares;

          (vii) The provision for redemption, if applicable, of such Preferred Shares;

          (viii) Any listing of such Preferred Shares on any securities exchange;

          (ix) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares, including the conversion price (or manner of calculation thereof);

          (x) Whether interests in such Preferred Shares will be represented by Depositary Shares;

          (xi) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

          (xii) A discussion of U.S. federal income tax considerations applicable to such Preferred Shares;

          (xiii) The relative ranking of preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Parkway;

          (xiv) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of Parkway; and

          (xv) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of Parkway as a REIT.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Shares, will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of Parkway, rank (i) senior to all classes or series of Common Shares of Parkway, and to all equity securities ranking junior to such Preferred Shares; (ii) on a parity with all equity securities issued by Parkway the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares; and (iii) junior to all equity securities issued by Parkway the terms of which specifically provide that such equity securities rank senior to the Preferred Shares. The term "equity securities" does not include debt securities.

DIVIDENDS

     Holders of Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board of Directors of Parkway, out of assets of Parkway legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of Parkway on such record dates as shall be fixed by the Board of Directors of Parkway.

     Dividends on any series of Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of Parkway fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are non-cumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and Parkway will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

     If Preferred Shares of any series are outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of Parkway of any other series ranking, as to dividends, on a parity with or junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or
(ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per share of Preferred Shares of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Shares of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares, or any other capital shares of Parkway ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other capital shares of Parkway ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by Parkway (except by conversion into or exchange for other capital shares of Parkway ranking junior to the Preferred Shares of such series as to dividends and upon liquidation). Any dividend payment made on a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remain payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of Parkway, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by Parkway in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of Parkway, the terms of such Preferred Shares may provide that, if no such capital shares have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable capital shares of Parkway pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends of the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed unless all outstanding Preferred Shares of such series is simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of Parkway or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series. In addition, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period; and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, Parkway shall not purchase or otherwise acquire directly or indirectly any Preferred Shares of such series (except by conversion into or exchange for capital stock of Parkway ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of Parkway or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Shares of such series.

     If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by Parkway and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by Parkway.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of Parkway. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred

Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by Parkway in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Parkway, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital shares of Parkway ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of Parkway, the holders of each series of Preferred Shares shall be entitled to receive out of assets of Parkway legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of Parkway. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Parkway are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of Parkway ranking on a parity with the Preferred Shares in the distribution of assets, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of Parkway shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of Parkway with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of Parkway, shall not be deemed to constitute a liquidation, dissolution or winding up of Parkway.

VOTING RIGHTS

     Holders of Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any Preferred Shares shall be in arrears for six or more consecutive quarterly periods, the holders of such Preferred Shares (voting separately as a class with all other series of Preferred Shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional trustees of Parkway at a special meeting called by the holders of record of at least ten percent (10%) of any series of Preferred Shares so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until (i) if such series of Preferred Shares has a cumulative dividend, all dividends accumulated on such Preferred Shares for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (ii) if such series of Preferred Shares does not have a cumulative dividend, four consecutive quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, the entire Board of Directors of Parkway will be increased by two directors.

     Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, Parkway will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of Parkway into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Charter or the Designating Amendment for such series of Preferred Shares, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holder thereof; provided, however, as to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, Parkway may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares and provided further that (a) any increase in the amount of the authorized Preferred Shares or the creation or issuance of any other series of Preferred Shares; or (b) any increase in the amount of authorized shares of such series or any other series of Preferred Shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

     Under Maryland law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Shares will be entitled to vote upon any proposed amendment to the Charter if the amendment would change the contract rights of such shares as expressly set forth in the Charter.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversions will be at the option of the holders of the Preferred Shares or Parkway, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Shares.

STOCKHOLDER LIABILITY

     As discussed below under "Description of Common Shares -- General," applicable Maryland law provides that no stockholder, including holders of Preferred Shares, will be personally liable for the acts and obligations of Parkway and that the funds and property of Parkway will be the only recourse for such acts or obligations.

RESTRICTIONS ON OWNERSHIP

     As discussed below under "Description of Common Shares -- Restrictions on Transfer," for Parkway to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist Parkway in meeting this requirement, Parkway may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of Parkway's outstanding equity securities, including any Preferred Shares of

Parkway. Therefore, the Designating Amendment for each series of Preferred Shares may contain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

REGISTRAR AND TRANSFER AGENT

     The Registrar and Transfer Agent for the Preferred Shares will be set forth in the applicable Prospectus Supplement.

                        DESCRIPTION OF DEPOSITARY SHARES

GENERAL

     Parkway may issue receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fractional interest of a share of a particular series of Preferred Shares, as specified in the applicable Prospectus Supplement. Preferred Shares of each series represented by Depositary Shares will be deposited under a separate deposit agreement (each, a "Deposit Agreement") among Parkway, the depositary named therein (a "Preferred Shares Depositary"), and the holders from time to time of the Depositary Receipts. Subject to the terms of the applicable Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular series of Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the Preferred Shares represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Shares by Parkway to a Preferred Shares Depositary, Parkway will cause such Preferred Shares Depositary to issue, on behalf of Parkway, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from Parkway upon request, and the statements made hereunder relating to Deposit Agreements and the Depositary Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     A Preferred Shares Depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Shares to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Shares Depositary.

     In the event of a distribution other than in cash, a Preferred Shares Depositary will be required to distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Shares Depositary, unless such Preferred Shares Depositary determines that it is not feasible to make such distribution, in which case such Preferred Shares Depositary may, with the approval of Parkway, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any Preferred Shares which have been converted or exchanged.

WITHDRAWAL OF SHARES

     Upon surrender of the Depositary Receipts at the corporate trust office of the applicable Preferred Shares Depositary (unless the related Depositary Shares have previously been called for redemption or converted), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the applicable Preferred Shares and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related Preferred Shares on the basis of the proportion of Preferred Shares represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such Preferred Shares will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of Preferred Shares to be withdrawn, the applicable Preferred Shares Depositary will be required to deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever Parkway redeems Preferred Shares held by a Preferred Shares Depositary, such Preferred Shares Depositary will be required to redeem as of the same redemption date the number of Depositary Shares representing the Preferred Shares so redeemed, provided Parkway shall have paid in full to such Preferred Shares Depositary the redemption price of the Preferred Shares to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the redemption price and any other amounts per share payable with respect to the Preferred Shares. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by Parkway that preserves the REIT status of Parkway.

     From and after the date fixed for redemption, all dividends in respect of the Preferred Shares so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the applicable Preferred Shares Depositary.

VOTING OF THE PREFERRED SHARES

     Upon receipt of notice of any meeting at which the holders of the applicable Preferred Shares are entitled to vote, a Preferred Shares Depositary will be required to mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such Preferred Shares. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for the Preferred Shares) will be entitled to instruct such Preferred Shares Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Shares represented by such holder's Depositary Shares. Such Preferred Shares Depositary will be required to vote the amount of Preferred Shares represented by such Depositary Shares in accordance with such instructions, and Parkway will agree to take all reasonable action which may be deemed necessary by such Preferred Shares Depositary in order to enable such Preferred Shares Depositary to do so. Such Preferred Shares Depositary will be required to abstain from voting the amount of Preferred Shares represented by such Depositary Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. A Preferred Shares Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or nonaction is in good faith and does not result from negligence or willful misconduct of such Preferred Shares Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of Parkway, whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each Preferred Share represented by the Depositary Share evidenced by such Depositary Receipt, as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED SHARES

     The Depositary Shares, as such, will not be convertible into Common Shares or any other securities or property of Parkway. Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Shares Depositary with written instructions to such Preferred Shares Depositary to instruct Parkway to cause conversion of the Preferred Shares represented by the Depositary Shares evidenced by such Depositary Receipts into whole Common Shares, other Preferred Shares or other shares of stock, and Parkway will agree that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Shares to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a new Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional Common Shares will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by Parkway equal to the value of the fractional interest based upon the closing price of the Common Shares on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     Any form of Depositary Receipt evidencing Depositary Shares which will represent Preferred Shares and any provision of a Deposit Agreement will be permitted at any time to be amended by agreement between Parkway and the applicable Preferred Shares Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Shares will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holders of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related Preferred Shares and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     A Deposit Agreement will be permitted to be terminated by Parkway upon not less than 30 days' prior written notice to the applicable Preferred Shares Depositary if (i) such termination is necessary to preserve Parkway's status as a REIT or (ii) a majority of each series of Preferred Shares affected by such termination consents to such termination, whereupon such Preferred Shares Depositary will be required to deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional Preferred Shares as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by such Preferred Shares Depositary with respect to such Depositary Receipts. Parkway will agree that if a Deposit Agreement is terminated to preserve Parkway's status as a REIT, then Parkway will use its best efforts to list the Preferred Shares issued upon surrender of the related Depositary Shares on a national securities exchange. In addition, a Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares thereunder shall have been redeemed; (ii) there shall have been a final distribution in respect of the related Preferred Shares in connection with any liquidation, dissolution or winding up of Parkway and such distribution shall have been distributed to the holders of Depositary Receipts evidencing the Depositary Shares representing such Preferred Shares; or (iii) each share of the related Preferred Shares shall have been converted into stock of Parkway not so represented by Depositary Shares.

CHARGES OF A PREFERRED SHARES DEPOSITARY

     Parkway will pay all transfer and other taxes and governmental charges arising solely from the existence of a Deposit Agreement. In addition, Parkway will pay the fees and expenses of a Preferred Shares Depositary in connection with the performance of its duties under a Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of a Preferred Shares Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the applicable Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     A Preferred Shares Depositary will be permitted to resign at any time by delivering to Parkway notice of its election to do so, and Parkway will be permitted at any time to remove a Preferred Shares Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Shares Depositary. A successor Preferred Shares Depositary will be required to be appointed within 60 days after delivery of the notice of resignation or removal and will be required to be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     A Preferred Shares Depositary will be required to forward to holders of Depositary Receipts any reports and communications from Parkway which are received by such Preferred Shares Depositary with respect to the related Preferred Shares.

     Neither a Preferred Shares Depositary nor Parkway will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under a Deposit Agreement. The obligations of Parkway and Preferred Shares Depositary under a Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of Preferred Shares represented by the applicable Depositary Shares), gross negligence or willful misconduct, and neither Parkway nor any applicable Preferred Shares Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or Preferred Shares represented thereby unless satisfactory indemnity is furnished. Parkway and any Preferred Shares Depositary will be permitted to rely on written advice of counsel or accountants, or information provided by persons presenting Preferred Shares represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Preferred Shares Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and Parkway on the other hand, such Preferred Shares Depositary shall be entitled to act on such claims, requests or instructions received from Parkway.

                          DESCRIPTION OF COMMON SHARES

GENERAL

     Parkway is authorized to issue up to 69,424,000 Common Shares. As of January 6, 1997, there were 4,257,534 Common Shares outstanding and 280,648 Common Shares reserved for issuance upon the exercise of options granted under Parkway's 1991 Directors Stock Option Plan and Parkway's 1994 Stock Option Plan. All of the issued and outstanding Common Shares are fully paid and non-assessable and have equal voting, distribution and liquidation rights. Common Shares are not subject to call or redemption; provided, however, if the Parkway Board of Directors determines that the direct or indirect ownership of Common Shares has or may become concentrated to an extent which threatens Parkway's status as a REIT, the Board of Directors may call for the redemption of a number of Common Shares.

     The holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Shares have no cumulative voting rights. Additionally, subject to the rights of holders of Preferred Shares, holders of Common Shares are entitled to receive such dividends as may be declared from time to time by the directors out of funds legally available therefor.

     The Common Shares currently outstanding are listed for trading on the NYSE under the symbol "PKY." Parkway will apply to the NYSE to list the additional Common Shares to be sold pursuant to any Prospectus Supplement, and Parkway anticipates that such shares will be so listed.

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

     Under Maryland law, stockholders are generally not liable for Parkway's debts or obligations. If Parkway is liquidated, subject to the right of any holders of Preferred Shares, if any, to receive preferential distributions, each outstanding Common Share will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of Parkway.

PROVISIONS OF PARKWAY'S CHARTER AND BYLAWS

     Parkway's Charter provide that the number of directors will be ten, which number may be increased or decreased pursuant to Parkway's Bylaws. All ten positions on the Board of Directors are filled by the vote of the stockholders at the annual meeting. Stockholders do not have cumulative voting rights in the election of directors. Stockholders are entitled to one vote for each Common Share held by them.

OTHER MATTERS

     The transfer agent and registrar for the Common Shares is KeyCorp Stockholder Services, Inc., Cleveland, Ohio.

RESTRICTIONS ON TRANSFER

     Ownership Limits. For Parkway to qualify as a REIT under the Code, no more than 50% in value of its outstanding Common Shares may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. The Common Shares must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. Because Parkway intends to elect to be treated as a REIT, the Charter contains restrictions on the acquisition of Common Shares intended to ensure compliance with these requirements.

     Pursuant to the provisions of the Charter, if a transfer of stock occurs whereby any person would own, beneficially or constructively, in excess of 9.8 percent (in value or in number, whichever is more restrictive) of the outstanding capital stock of Parkway (excluding Excess Shares), then such amount in excess of the 9.8 percent limit shall automatically be converted into shares of a separate class of stock, the excess stock, par value $0.001 per share, of Parkway (the "Excess Shares"), and any such transfer will be void ab initio. However, such restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of capital stock of Parkway are traded, provided that certain transactions may be settled by providing Excess Shares. Although holders of Excess Shares have no dividend or voting rights, such holders do have certain rights in the event of any liquidation, dissolution or winding up of the corporation. The Charter further provides that the Excess Shares will be held by Parkway as trustee for the person or persons in whose hands the shares would not be Excess Shares and certain price-related restrictions are satisfied. These provisions are designed to enable Parkway to meet the share ownership requirements applicable to REITs under the Code, but may also have an anti-takeover effect. Parkway currently has 30,000,000 Excess Shares authorized pursuant to its Charter.

     Each stockholder shall, upon request by Parkway, furnish such information that Parkway may reasonably request in order to determine Parkway's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The foregoing ownership limitations may have the effect of precluding acquisition of control of Parkway without the consent of the Board of Directors.

     Special Voting Requirements for Certain Business Combinations. Pursuant to Maryland law, Parkway is governed by special procedures that apply to certain business combinations between a corporation and interested stockholders. The purpose of such provisions is to protect the corporation and its stockholders against hostile takeovers by requiring that certain criteria are satisfied. These criteria include prior approval by the board of directors, prior approval by a majority or supermajority vote of disinterested stockholders and requirements that a "fair price" be paid to the disinterested stockholders.

     Maryland law provides that a Maryland corporation may not engage in any "business combination" with any "interested stockholder." An "interested stockholder" is defined, in essence, as any person owning beneficially, directly or indirectly, ten percent or more of the outstanding voting stock of a Maryland corporation. Unless an exemption applies, Parkway may not engage in any business combination with an interested stockholder for a period of five years after the interested stockholder became an interested stockholder, and thereafter may not engage in a business combination unless it is recommended by the board of directors and approved by the affirmative vote of at least (i) eighty percent of the votes entitled to be cast by the holders of all outstanding voting stock of Parkway, voting together as a single voting group and (ii) two-thirds of the votes entitled to be cast by all holders of outstanding shares of voting stock other than voting stock held by the interested stockholder. The voting requirements do not apply at any time to business combinations with an interested stockholder or its affiliates if approved by the board of directors of the corporation prior to the time the interested stockholder first became an interested stockholder. Additionally, if the business combination involves the receipt of consideration by the stockholders in exchange for the corporation's stock, the voting requirements do not apply if certain "fair price" conditions are met.

     Control Share Acquisitions. Maryland law provides for the elimination of the voting rights of shares held by any person who makes a "control share acquisition" except to the extent that such acquisition is exempt or is approved by at least two-thirds of all votes entitled to be cast on the matter, excluding shares of capital stock owned by the acquirer or by officers or directors who are employees of the corporation whose shares were acquired. A "control share acquisition" is the direct or indirect acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, shares of voting stock ("control shares") that would, if aggregated with all other voting stock owned by such person, entitle such person to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of voting power.

     A person who has made or proposes to make a control share acquisition, upon the satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or as of the date of any meeting of stockholders at which the voting rights of such shares are considered and not approved.

     If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition. The control share acquisition statute does not apply to stock acquired in a merger, consolidation or stock exchange if the corporation is a party to the transaction.

     Supermajority Votes. The Charter provides that (i) no term or provision of the Charter may be added, amended or repealed in any respect which, in the determination of the Board of Directors, cause Parkway not to qualify as a REIT under the Code; (ii) the sections of the Charter concerning the removal of directors, amendment of the Bylaws, the indemnification of agents and limitation of liability of directors and officers and the section concerning special stockholder vote requirements shall not be amended or repealed; and (iii) no provision imposing cumulative voting in the election of directors may be added to the Charter, except, in addition to any vote required by the terms of then outstanding Preferred Shares, upon the affirmative vote of the holders of not less than eighty percent of all votes entitled to be cast on the matter.

     Stockholders Rights Agreement. Stockholders, pursuant to a Rights Agreement, have the right to purchase Common Shares at a price of $40.00 per share (as adjusted for the three-for-two stock split effected

April 30, 1996), subject to adjustment, on a Distribution Date which will occur on the earliest of (i) the date of Parkway's public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares (the "Stock Acquisition Date"); (ii) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 30% or more of the outstanding Common Shares; or (iii) 10 days after the Board of Directors shall declare any person to be an "Adverse Person," as defined in the Rights Agreement. The Rights are not exercisable until the Distribution Date and expire at the close of business on September 6, 2005, unless earlier redeemed by Parkway.

     In the event any person becomes an Acquiring Person, each holder of a Right will have the right to receive, upon exercise of the Right and payment of the purchase price, Common Shares (or, if sufficient Common Shares are unavailable and subject to certain limitations, cash, property or other securities of Parkway) having a value equal to two times the purchase price of the Right (referred to as the "Subscription Right"). The Subscription Right is exercisable during the 60-day period following the later of the Stock Acquisition Date or the effective date of a registration statement covering the Common Shares (or other securities, if applicable) subject to the Subscription Right (referred to as the "Subscription Period"). Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the Stock Acquisition Date, (i) Parkway engages in a merger or other business combination transaction or (ii) 50% or more of Parkway's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided pursuant to the Rights Agreement) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right.

     The purchase price payable, and the number of Common Shares (or the number and kind of other securities or property, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

     The following discussion summarizes certain Federal income tax considerations that may be relevant to a prospective stockholder of Parkway. This discussion is based on current law. The discussion is not exhaustive of all possible tax considerations and does not discuss any state, local or foreign tax considerations. It also does not discuss all of the aspects of Federal income taxation that may be relevant to a prospective stockholder in light of his or her particular circumstances or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under the Federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     General. Parkway expects that it will be organized and will operate in a manner so as to qualify to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1997. Although management of Parkway believes that Parkway is organized and operating in a manner that permits it to qualify as a REIT, and intends to continue to operate in such a manner in the future, no assurance can be given that Parkway will operate in a manner so as to qualify or remain qualified as a REIT. See "-- Failure to Qualify" below. Parkway's qualification and taxation as a REIT depends upon its ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests and organizational requirements imposed under the Code, as discussed below.

     Jaeckle Fleischmann & Mugel, LLP has acted as counsel to Parkway in connection with Parkway's election to be taxed as a REIT. In the opinion of Jaeckle, Fleischmann & Mugel, LLP, assuming that the elections and other procedural steps described in the following discussion of "Requirements for Qualification" are completed by Parkway in a timely fashion, Parkway's organization and proposed method of operation will enable it to qualify to be taxed as a REIT under the Code commencing with Parkway's taxable year ending December 31, 1997, and for its future taxable years. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that the opinion is based on various assumptions and is conditioned upon certain representations made by Parkway as to factual matters, including representations regarding the nature of Parkway's properties and the future conduct of its business. Such factual assumptions and representations are described below in this discussion of "Federal Income Tax Considerations" and are set out in the federal income tax opinion that will be delivered by Jaeckle Fleischmann & Mugel, LLP at the closing of each offering contemplated by this Prospectus. Moreover, such qualification and taxation as a REIT depends upon Parkway's ability to meet on a continuing basis, through actual annual operating results, distribution levels and share ownership, the various qualification tests imposed under the Code discussed below. Jaeckle Fleischmann & Mugel, LLP will not review Parkway's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of Parkway's operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "Failure to Qualify" below.

     The following is a general summary of the Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

     If Parkway qualifies for taxation as a REIT and distributes to its stockholders at least 95% of its REIT taxable income, it generally will not be subject to Federal corporate income taxes on the portion of its ordinary or capital gain income that it currently distributes to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. Even if Parkway qualifies as a REIT, it will be subject to Federal income tax in the following circumstances. First, Parkway will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, Parkway may be subject to the "alternative minimum tax" on its items of tax preference. Third, if Parkway has
(i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if Parkway has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if Parkway should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which it fails the 75% or 95% test, multiplied by a fraction intended to reflect its profitability. Sixth, if Parkway should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain net income for such year; and (iii) any undistributed taxable income from prior years, Parkway would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, Parkway will be subject to tax at the highest corporate rates on built-in gains recognized within a 10-year period of its election to be taxable as a REIT on assets it formerly held while it was a C corporation. In addition, if Parkway acquires any additional asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in Parkway's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and Parkway recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then, to the extent of such asset's built-in gain (the excess of the fair market value of such property at the time of acquisition by Parkway over the adjusted basis of such property at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in IRS regulations that have not yet been promulgated).

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) which is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(i) through (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and (vi) will not apply until after the first taxable year for which an election is made to be taxed as a REIT. Parkway satisfies the requirements (i) through (iv) as of January 1, 1997. Parkway's Charter contains restrictions regarding the transfer of its shares that are intended to assist it in satisfying the share ownership requirements described in (v) and (vi) above.

     Parkway currently has 14 wholly-owned subsidiaries and may have additional subsidiaries in the future. Code Section 856(i) provides that a corporation that is a "qualified REIT subsidiary" shall not be treated as a separate corporation and all assets, liabilities and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income, deduction and credit of the REIT. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which has been held by the REIT at all times during the period such corporation was in existence. The Service currently takes the position for private ruling purposes that a 100% owned subsidiary of an entity electing REIT status will be classified as a "qualified REIT subsidiary" even though the REIT did not own 100% of the subsidiary's outstanding stock throughout the subsidiary's existence. The Service has treated the subsidiary as liquidated immediately prior to the date of REIT election and subsequently incorporated by the REIT. Thus, Jaeckle, Fleischman & Mugel, LLP, counsel to Parkway, believes that in applying the requirements described herein, the current subsidiaries of Parkway will be "qualified REIT subsidiaries". As such, the separate existence of such subsidiaries will be ignored for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as assets, liabilities and items of income, deduction and credit of Parkway. The qualified REIT subsidiaries, therefore, will not be subject to federal corporate income taxation, although they may be subject to state and local taxation.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests described below. Thus, Parkway's proportionate share of the assets, liabilities and items of income of any partnership owned and the noncorporate subsidiaries of any such partnership will be treated as assets, liabilities and items of income of Parkway for purposes of applying the requirements described herein.

     A corporation may not elect to become a REIT unless its taxable year is the calendar year. Parkway's taxable year currently ends on June 30. Parkway will change its taxable year to the calendar year effective for the short period from July 1, 1996 to December 31, 1996, in order to meet this requirement. In addition, pursuant to applicable Treasury Regulations, in order to be able to elect to be taxed as a REIT, Parkway must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding shares. Parkway intends to comply with such requirements.

     Earnings and Profits Calculation. In order to elect REIT status, Parkway cannot have earnings and profits which have been generated during years in which Parkway was not qualified as a REIT. For this purpose, under the Code, earnings and profits of companies which have been acquired by Parkway and the earnings and profits of any of Parkway's subsidiaries are included in calculating Parkway's earnings and profits account. The determination of the earnings and profits account of a company is a highly technical and complex undertaking. Parkway's predecessor, The Parkway Company, was organized in 1971 and over the years has acquired several companies. In calculating the earnings and profits account, studies have been undertaken of not only Parkway's earnings and profits history, but also the history of all acquired companies. Based on these studies, and on its estimate of earnings and profits for the period ending December 31, 1996, Parkway believes that it did not have any positive accumulated earnings and profits on January 1, 1997, the effective date of its REIT election. In the event its earnings and profits account was positive, Parkway will be required to distribute dividends sufficient to reduce that account to zero prior to December 31, 1997. There is no assurance that the Service will not challenge Parkway's calculation of earnings and profits. If such a challenge were successful, or if Parkway otherwise retains any such non-REIT earnings and profits at the close of its taxable year ending December 31, 1997, it will not qualify for taxation as a REIT.

     Income Tests. In order to maintain qualification as a REIT, three separate percentage tests relating to the source of its gross income must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, gain from the sale or other disposition of (i) stock or securities held for less than one year; (ii) prohibited transactions; and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by Parkway will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, amounts received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if Parkway, or a direct or indirect owner of 10% or more of Parkway, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," Parkway generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" who is adequately compensated and from whom Parkway derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by Parkway are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." Parkway believes that all services that are provided to its tenants will be considered "usually or customarily" rendered in connection with the rental of comparable properties. Further, any noncustomary services will be provided only through qualifying independent contractors. Parkway believes that its assets will in major part give rise to rental income qualifying under the 75% and 95% gross income tests. Parkway will receive some income that is not qualifying income for purposes of the 75% and 95% gross income tests. Such income includes certain management and brokerage fee income. The aggregate amount of such fees and other non-qualifying income in any taxable year is not expected to cause Parkway to fail to qualify under the 75% and 95% gross income tests.

     If Parkway fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if its failure to meet such tests was due to reasonable cause and not due to willful neglect, Parkway attaches a schedule of the sources of its income to its federal income tax return for such years, and any incorrect information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances Parkway would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.

     Asset Tests. At the close of each quarter of its taxable year, Parkway must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of Parkway's total assets must be represented by certain real estate assets (including temporary investments in stock or debt instruments purchased with the proceeds of a stock or debt offering of Parkway and held during the one year period from Parkway's receipt of capital in connection with said offering), cash, cash items and government securities. Second, not more than 25% of Parkway's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by Parkway may not exceed 5% of the value of Parkway's total assets, and Parkway may not own more than 10% of any one issuer's outstanding voting securities (excluding securities of a qualified REIT subsidiary or another REIT). Parkway believes that the nature of its assets which it owned on January 1, 1997 will permit it to meet the asset tests outlined above.

     If Parkway should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied the asset tests at the close of the preceding calendar quarter and
(ii) the discrepancy between the value of Parkway's assets and the asset tests either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (e.g., the discrepancy arose from changes in the market values of its assets). If the conditions described in clause (ii) of the preceding sentence were not satisfied, Parkway still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

     Annual Distribution Requirements. Parkway, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before Parkway timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that Parkway does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the nondistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if Parkway should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year; (ii) 95% of its REIT capital gain income for such year; and (iii) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     Parkway intends to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible, however, that Parkway, from time to time, may not have sufficient cash or liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at Parkway's REIT taxable income, or if the amount of nondeductible expenses such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, Parkway may arrange for short-term, or possible long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, Parkway may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

     Under certain circumstances, Parkway may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in Parkway's deduction for dividends paid for the earlier year. Thus, Parkway may be able to avoid being taxed on amounts distributed as deficiency dividends; however, it will be required to pay interest to the Service based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If Parkway fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, Parkway will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which Parkway fails to qualify will not be deductible by it, nor will such distributions be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, Parkway also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances Parkway would be entitled to such statutory relief.

TAXATION OF STOCKHOLDERS

     Taxation of Taxable Domestic Stockholders. As long as Parkway qualifies as a REIT, distributions made to its taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income, and corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Domestic stockholders generally are stockholders who are (i) citizens or residents of the United States; (ii) corporations, partnerships or other entities created or organized in or under the laws of the United States or any political subdivision thereof; or (iii) estates or trusts the income of which is subject to United States federal income taxation regardless of its source. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed Parkway's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his or her shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholders. In addition, any dividend declared by Parkway in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Parkway and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by Parkway during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of Parkway.

     In general, any gain or loss realized upon a taxable disposition of shares by a stockholder who is not a dealer in securities will be treated as a long term capital gain or loss if the shares have been held for more than one year and otherwise a short term capital gain or loss. However, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from Parkway required to be treated by such stockholder as long-term capital gain.

     Backup Withholding. Parkway will report to its domestic stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder who does not provide Parkway with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Parkway may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to Parkway.

     Taxation of Foreign Stockholders and Tax-Exempt Stockholders. The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders as well as U.S. tax-exempt stockholders are complex, and no attempt will be made herein to review these rules. Prospective stockholders who fall within these categories should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in the shares, including any reporting requirements.

     State and Local Taxes. Parkway and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside (although stockholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to Parkway's operations and distributions). The state and local tax treatment of Parkway and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

                              PLAN OF DISTRIBUTION

     Parkway may sell Securities to or through underwriters or dealers for public offering and sale by or through them, and also may sell Securities directly to other purchasers or agents or through any combination of these methods of sale.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from Parkway or for purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from Parkway and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from Parkway will be described, in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the NYSE. Any Common Shares sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. Parkway may elect to list any series of Debt Securities, Preferred Shares or Depositary Shares on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Securities.

     Under agreements Parkway may enter into, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by Parkway against certain liabilities, including liabilities under the Securities Act.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, Parkway in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, Parkway will authorize underwriters or other persons acting as Parkway's agents to solicit offers by certain institutions to purchase Securities from Parkway pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by Parkway. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

     The consolidated financial statements of The Parkway Company (Parkway Properties, Inc.'s predecessor) appearing in The Parkway Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the Securities will be passed upon for Parkway by Jaeckle Fleischmann & Mugel, LLP, Buffalo, New York. Rogers & Wells, New York, New York will act as counsel to any underwriters, dealers or agents.

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NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PARKWAY OR PAINEWEBBER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PARKWAY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........  S-3
Risk Factors..........................  S-5
The Company........................... S-10
Recent Developments................... S-13
Price Range of Common Shares and
  Distributions....................... S-17
Use of Proceeds....................... S-17
Underwriting.......................... S-18
Legal Matters......................... S-18

PROSPECTUS
Available Information.................    2
Incorporation of Certain
  Documents by Reference..............    3
The Company...........................    4
Ratio of Earnings to Fixed Charges....    4
Use of Proceeds.......................    4
Description of Debt Securities........    4
Description of Preferred Shares.......   14
Description of Depositary Shares......   20
Description of Common Shares..........   23
Federal Income Tax Considerations.....   26
Plan of Distribution..................   32
Experts...............................   33
Legal Matters.........................   33

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                                1,750,000 SHARES

                            PARKWAY PROPERTIES, INC.

                                 [PARKWAY LOGO]

                                 COMMON SHARES

                      ------------------------------------

                             PROSPECTUS SUPPLEMENT

                      ------------------------------------
                            PAINEWEBBER INCORPORATED

                               ------------------
                                JANUARY 15, 1997

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